Form 10KSB, Exhibit 13
period 1996-12-31
POTTERS FINANCIAL CORP
filed 1997-03-24
CIK 1010476

                                                                 EXHIBIT 13

                    BUSINESS OF POTTERS FINANCIAL CORPORATION

Potters Financial Corporation, a unitary savings and loan holding company incorporated under the laws of the State of Ohio ("PFC"), owns all of the issued and outstanding common shares of The Potters Savings and Loan Company ("Potters" or the "Company"), a savings and loan association incorporated under the laws of the State of Ohio. On March 11, 1996, PFC acquired all of the common shares of Potters in a holding company reorganization. PFC's activities have been limited primarily to holding the common shares of Potters.

Serving the East Liverpool, Ohio, area since 1889 and headquartered at 519 Broadway in East Liverpool, PFC, through Potters, conducts business from its four full-service branch offices located in the City of East Liverpool and the nearby neighborhoods of Glenmoor and Calcutta. Potters is principally engaged in the business of originating real estate loans secured by first mortgages for the purchase, construction or improvement of one-to-four family residences located in Potters' primary market area. Potters also originates loans secured by multifamily and nonresidential real estate, various types of consumer loans and, to a lesser extent, commercial loans. In addition to originating loans, Potters also purchases one-to-four family real estate loans within the State of Ohio and invests in U.S. Government and agency obligations, interest-bearing deposits in other financial institutions, mortgage-backed securities and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, loans and security repayments and maturities and Federal Home Loan Bank advances.

As a savings and loan holding company, PFC is subject to regulation, supervision and examination by the Office of Thrift Supervision of the United States Department of the Treasury (the "OTS"). As a savings and loan association incorporated under the laws of the State of Ohio, Potters is subject to regulation, supervision and examination by the OTS, the Federal Deposit Insurance Corporation (the "FDIC") and the Ohio Division of Financial Institutions of the Ohio Department of Commerce. Deposits in Potters are insured up to applicable limits by the FDIC. Potters is also a member of the Federal Home Loan Bank of Cincinnati (the "FHLB").

                                  COMMON SHARES

As of March 10, 1997, there were 486,830 common shares of PFC outstanding and held by approximately 335 shareholders. Prices for PFC's common shares are quoted on The Nasdaq Small Cap Market ("Nasdaq") under the symbol PTRS. Five brokerage firms currently serve as market makers for PFC's common shares: F.J. Morrissey & Co., Inc., Howe Barnes Investments, Inc., Herzog, Heine, Geduld, Inc., The Ohio Company and H.C. Wainwright & Co.

PRICE RANGE OF COMMON SHARES

The table below shows the range of high and low sales prices for the common shares of PFC as quoted by Nasdaq. Such prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                                 1996                              1995
                                                 ----    Dividends                 ----      Dividends
Quarter Ended                         High        Low    Per  Share      High        Low     Per Share
                                      ----        ---    ----------      ----        ---     ---------


March 31                            $ 18.50    $ 17.00    $    --      $ 13.75    $ 12.25    $    --
June 30                               17.75      16.00       0.12        16.25      14.00       0.10
September 30                          16.25      15.50       0.06        16.75      16.00         --
December 31                           20.00      15.75       0.07        17.00      16.75       0.11

                          POTTERS FINANCIAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1996 and 1995
                  (Dollars in thousands, except per share data)

                                                                      1996              1995
                                                                   ---------         ---------
ASSETS
      Cash and due from banks (Note 13)                            $   4,376         $   3,076
      Interest-bearing deposits with Federal Home Loan Bank               51             2,675
      Federal funds sold and cash management account                     158             5,479
                                                                   ---------         ---------
         Cash and cash equivalents                                     4,585            11,230
      Securities available for sale,
        at estimated fair value (Note 2)                              10,878            10,952
      Securities held to maturity (estimated
        fair value: December 31, 1996 - $31,576;
        December 31, 1995 - $37,940) (Note 2)                         31,913            38,112
      Federal Home Loan Bank stock (Note 7)                              822               709
      Loans receivable, net (Notes 3 and 7)                           62,450            49,889
      Accrued interest receivable (Note 4)                               778               784
      Premises and equipment, net (Note 5)                             1,738             1,585
      Other assets                                                     1,008               981
                                                                   ---------         ---------

         Total assets                                              $ 114,172         $ 114,242
                                                                   =========         =========

LIABILITIES

      Deposits (Note 6)                                            $  97,283         $  98,697
      Federal Home Loan Bank advances (Note 7)                         5,085             3,018
      Accrued expenses and other liabilities                           1,228             1,338
                                                                   ---------         ---------

         Total liabilities                                           103,596           103,053
                                                                   ---------         ---------

Commitments and contingencies (Note 13)

SHAREHOLDERS' EQUITY (Note 16)

      Common shares, no par value at December 31, 1996;
        $1.00 par value at December 31, 1995
        Authorized: 10,000,000 shares
         Issued:  538,470 shares in 1996 and
         532,809 shares in 1995                                                            533
      Paid-in capital                                                  4,880             4,280
      Treasury shares, 26,640 at cost                                   (436)
      Unearned compensation on
        recognition and retention plan (Note 10)                        (100)             (118)
      Unrealized loss on securities
        available for sale, net of tax                                   (94)              (23)
      Retained earnings, substantially restricted                      6,326             6,517
                                                                   ---------         ---------
         Total shareholders' equity                                   10,576            11,189
                                                                   ---------         ---------

         Total liabilities and shareholders' equity                $ 114,172         $ 114,242
                                                                   =========         =========

                See accompanying notes to financial statements.

                          POTTERS FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   For the three years ended December 31, 1996
                  (Dollars in thousands, except per share data)

                                            1996           1995          1994
                                            ----           ----          ----
INTEREST INCOME

      Loans                               $ 4,534         $4,441        $4,318
      Securities                            3,491          3,436         3,199
      Other interest income                   181            188            69
                                          -------         ------        ------
         Total interest income              8,206          8,065         7,586
                                          -------         ------        ------

INTEREST EXPENSE

      Interest on deposits                  4,189          4,156         3,911
      Other interest expense                  340            115            32
                                          -------         ------        ------
         Total interest expense             4,529          4,271         3,943
                                          -------         ------        ------

NET INTEREST INCOME                         3,677          3,794         3,643

Provision for loan losses (Note 3)            249            245           377
                                          -------         ------        ------

NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES                 3,428          3,549         3,266

Noninterest income (Note 14)                  267            257           267

Noninterest expense (Note 14)               3,688          2,977         2,868
                                          -------         ------        ------

INCOME BEFORE INCOME TAX                        7            829           665

Income tax (Note 12)                           68
                                          -------         ------        ------

NET INCOME (LOSS)                         $   (61)        $  829        $  665
                                          =======         ======        ======

Earnings (loss) per common share
  (Note 1)                                $ (0.12)        $ 1.56        $ 1.26
                                          =======         ======        ======




                 See accompanying notes to financial statements.

                          POTTERS FINANCIAL CORPORATION
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   For the three years ended December 31, 1996
                             (Dollars in thousands)

                                                                                                                     Recognition
                                                                        Common            Paid-in       Treasury         and
                                                                        Shares            Capital       shares     Retention Plan
                                                                        ------            -------       ------     --------------
BALANCE - JANUARY 1, 1994                                            $      529           $4,295                        $ (127)
Net income for the year ended December 31, 1994
Issuance of 809 common shares for the
 exercise of stock options                                                    1                7
Conversion costs                                                                             (49)
Purchase of 3,135 common shares for the
 recognition and retention plan                                                                                            (35)
Cash dividends declared ($.20 per common share)
Recognition and retention plan shares earned                                                                                22
Change in unrealized loss on securities
 available for sale
                                                                      --------            ------        ---------      -------
BALANCE - DECEMBER 31, 1994                                                 530            4,253                          (140)
Net income for the year ended December 31, 1995
Issuance of 3,000 common shares for the
 exercise of stock options                                                    3               27
Cash dividends declared ($.21 per common share)
Recognition and retention plan shares earned                                                                                22
Change in unrealized loss on securities
 available for sale
                                                                      --------            ------        ---------      -------
BALANCE - DECEMBER 31, 1995                                                 533            4,280                          (118)
Net loss for the year ended December 31, 1996
Holding company formation                                                  (533)             533
Issuance of 5,661 common shares for the exercise
 of stock options                                                                             57
Purchase of 26,640 treasury shares                                                                      $    (436)
Cash dividends declared ($.25 per common share)
Recognition and retention plan shares earned                                                                                18
Tax benefit arising from stock option and
 recognition and retention plan shares                                                        10
Change in unrealized loss on securities
 available for sale
                                                                      --------            ------        ---------      -------
BALANCE - DECEMBER 31, 1996                                           $      0            $4,880        $    (436)     $  (100)
                                                                      ========            ======        =========      =======

                                                                    Unrealized gain
                                                                  (loss) on securities     Retained
                                                                   available for sale      earnings                  Total
                                                                   ------------------      --------                  -----

BALANCE - JANUARY 1, 1994                                            $     27               $ 5,240                $ 9,964
Net income for the year ended December 31, 1994                                                 665                   665
Issuance of 809 common shares for the
 exercise of stock options                                                                                              8
Conversion costs                                                                                                       (49)
Purchase of 3,135 common shares for the
 recognition and retention plan                                                                                        (35)
Cash dividends declared ($.20 per common share)                                                (106)                  (106)
Recognition and retention plan shares earned                                                                            22
Change in unrealized loss on securities
 available for sale                                                     (676)                                         (676)
                                                                    --------                 ------                -------
BALANCE - DECEMBER 31, 1994                                             (649)                 5,799                  9,793
Net income for the year ended December 31, 1995                                                 829                    829
Issuance of 3,000 common shares for the
 exercise of stock options                                                                                              30
Cash dividends declared ($.21 per common share)                                                (111)                  (111)
Recognition and retention plan shares earned                                                                            22
Change in unrealized loss on securities
 available for sale                                                      626                                           626
                                                                    --------                 ------                -------
BALANCE - DECEMBER 31, 1995                                              (23)                 6,517                 11,189
Net loss for the year ended December 31, 1996                                                   (61)                   (61)
Holding company formation
Issuance of 5,661 common shares for the exercise
 of stock options                                                                                                       57
Purchase of 26,640 treasury shares                                                                                    (436)
Cash dividends declared ($.25 per common share)                                                (130)                  (130)
Recognition and retention plan shares earned                                                                            18
Tax benefit arising from stock option and
 recognition and retention plan shares                                                                                  10
Change in unrealized loss on securities
 available for sale                                                     (71)                                           (71)
                                                                    --------                 ------               --------
BALANCE - DECEMBER 31, 1996                                         $    (94)                $6,326               $ 10,576
                                                                    ========                 ======               ========

                See accompanying notes to financial statements.

                          POTTERS FINANCIAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   For the three years ended December 31, 1996
                             (Dollars in thousands)

                                                                   1996            1995            1994
                                                                --------         -------         --------
CASH FLOWS FROM OPERATING ACTIVITIES

      Net income (loss)                                         $    (61)        $   829         $    665
      Adjustments to reconcile net income to net
        cash from operating activities
         Depreciation and amortization                               154             130              177
         Provision for losses                                        249             245              379
         Net investment amortization                                  61              96              180
         Net (gain) loss on:
             Investment and mortgage-backed securities                 1              (3)              (1)
             Sale of loans                                            (1)             (9)             (12)
             Sale of foreclosed real estate and
               repossessed assets                                    (39)              2             (140)
             Sale of real estate held for investment                                                   (9)
             Sale of other assets                                     (2)
         Stock dividend on FHLB stock                                (51)            (48)             (36)
         Change in
             Deferred taxes                                                          (243)           (190)
             Other assets and liabilities                            230              19             (101)
                                                                --------         -------         --------

                Net cash from operating activities                   541           1,018              912
                                                                --------         -------         --------

CASH FLOWS FROM INVESTING ACTIVITIES

      Net change in interest-bearing balances with banks                              100             100
      Securities available for sale
           Proceeds from sales                                    13,225           3,385            7,666
         Proceeds from calls and maturities                       10,596           2,250
           Purchases                                             (23,856)         (4,328)          (3,228)
      Securities held to maturity
         Proceeds from repayments, calls and maturities            7,120           7,664            7,250
         Purchases                                                  (984)         (3,253)         (14,808)
      Purchase of FHLB stock                                         (62)            (16)
      Redemption of FHLB stock                                                        24
      Net (increase) decrease in loans                               329          (1,757)          (4,168)
      Loans purchased                                            (13,678)
      Proceeds from sale of loans held for sale                      513           1,618            1,038
      Proceeds from sale of foreclosed real estate
        and repossessed assets                                       155              40              951
      Proceeds from sale of real estate held
        for investment                                                                                 96
      Property and equipment expenditures                           (304)           (323)            (100)
                                                                --------         -------         --------

         Net cash from investing activities                       (6,946)          5,404           (5,203)
                                                                --------         -------         --------


                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                   For the three years ended December 31, 1996
                             (Dollars in thousands)

                                                               1996             1995             1994
                                                               ----             ----             ----
CASH FLOWS FROM FINANCING ACTIVITIES

      Net decrease in deposits                                (1,414)          (1,271)          (1,332)
      Proceeds from FHLB advances                             15,580            4,100            6,750
      Repayments of FHLB advances                            (13,513)          (1,082)          (6,750)
      Net change in official checks                             (413)              88           (1,602)
      Net increase in advances from
        borrowers for taxes and insurance                         29               16               32
      Purchase of treasury shares                               (436)
      Issuance of common shares for
        exercise of stock options                                 57               30                8
      Conversion costs                                                                             (49)
      Contribution to recognition and retention plan                                               (35)
      Cash dividends paid                                       (130)            (111)            (106)
                                                                ----             ----             ----


         Net cash from financing activities                     (240)           1,770           (3,084)
                                                                ----            -----           ------


Net change in cash and cash equivalents                       (6,645)           8,192           (7,375)

Cash and cash equivalents at beginning of year                11,230            3,038           10,413
                                                              ------            -----           ------


CASH AND CASH EQUIVALENTS AT END OF YEAR                    $  4,585         $ 11,230         $  3,038
                                                            ========         ========         ========





Supplemental disclosures of cash flow information
    Cash paid during the year for:
         Interest                                           $  4,519         $  4,256         $  3,949
         Income taxes                                            116              258              272

      Noncash transactions
         Transfer from loans to foreclosed real estate and
           repossessed assets                                     23               97              448
         Transfer of investment and mortgage-backed
           securities to available for sale at adoption of
           new accounting pronouncement                                                          8,582
         Transfer from investment securities available for sale
           to investment securities held to maturity (Note 2)                  1,000
         Transfer from investment securities held to maturity
           to investment securities available for sale (Note 2)                1,501
         Recognition and retention plan shares earned             18              22                22
         Sale of land financed by the Company                                    130

                 See accompanying notes to financial statements.

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Potters Financial Corporation ("PFC" or the "Corporation") is a unitary savings and loan holding company headquartered in East Liverpool, Ohio. PFC is the sole shareholder of The Potters Savings and Loan Company ("Potters" or the "Company"), also headquartered in East Liverpool, Ohio. On March 11, 1996, PFC was formed through an internal reorganization in which each shareholder of Potters received one common share of PFC for each common share of Potters owned. In an internal reorganization, the historical cost basis of assets and liabilities is carried forward.

Potters provides financial products and services through its four full-service branch offices, two of which are located in East Liverpool, Ohio, one of which is located in Glenmoor, Ohio and one of which is located in Calcutta, Ohio. Potters' primary market area consists of the City of East Liverpool, Ohio, and the contiguous areas of Columbiana and Jefferson Counties, Ohio and Hancock County, West Virginia. Potters is principally engaged in the business of originating real estate loans secured by first mortgages for the purchase, construction or improvement of one-to-four family residences and accepting demand, savings and time deposits. Potters also provides loans secured by multifamily and nonresidential real estate, various types of consumer loans and, to a lesser extent, commercial loans. In addition to originating loans, Potters also purchases one-to-four family real estate loans within the State of Ohio and invests in U.S. government and agency obligations, mortgage-backed securities, interest-bearing deposits in other financial institutions and other investment securities. The primary source of income for the Company is interest on loans and securities.

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of PFC and Potters. All significant intercompany transactions and balances have been eliminated in consolidation.

Securities: Potters classifies debt and marketable equity securities as held to maturity, trading or available for sale. Securities held to maturity are those that management has the positive intent and ability to hold to maturity, and are carried at amortized cost. Securities classified as available for sale are those that may be sold before maturity, and are carried at fair value with unrealized gains and losses included as a separate component of shareholders' equity, net of tax. The Company held no trading securities during any period presented. Realized gains or losses on dispositions are based on net proceeds and the adjusted carrying amount of securities sold, using the specific identification method. Income on securities consists of interest on such securities, adjusted for amortization and accretion of purchased premiums and discounts using the level yield method.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for losses on loans is maintained. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur.


                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Statement of Financial Accounting Standards ("SFAS") Nos. 114, "Accounting by Creditors for Impairment of a Loan" and 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," were adopted on January 1, 1995, and require recognition of loan impairment. A loan is considered impaired when it is anticipated that all principal and interest amounts will not be collected according to the terms of the loan contract. Impaired loans are carried at the present value of expected future cash flows, discounted using the loan's effective interest rate, or at the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to such loans. The adoption of SFAS Nos. 114 and 118 also eliminated the in-substance foreclosure designation. The impact to the Company of adopting the accounting standards was the reclassification of two loans totaling $363,000, previously designated as in-substance foreclosures, and reported in foreclosed real estate, to loans. However, no allocation of existing allowances or additional allowance was needed because such loans have been reported at the fair value of the underlying collateral less estimated costs to sell.

The carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows and increases in the present value of expected cash flows due to the passage of time. Interest payments on performing impaired loans are reported as interest income on a cash basis. All other cash payments are recorded as reductions in the carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as an increase or decrease in the provision for loan losses.

Smaller-balance loans with similar characteristics are evaluated for impairment in the aggregate. Such loans include residential real estate loans secured by first mortgages on one-to-four family residences, residential construction loans, and automobile, home equity and second mortgage loans. Commercial loans and real estate loans secured by other properties are evaluated individually for impairment. The Company's loan review system includes periodic analysis of borrower operating results and financial condition. A loan is evaluated for impairment when any delay or shortfall in payments occurs or when operating results indicate cash flows inadequate to meet debt service requirements. Loans are generally moved to nonaccrual status when 90 days or more past due. Such delinquent loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Loan Origination Fees and Costs: Loan origination fees and direct loan origination costs are deferred and recognized over the contractual life of the loans as a yield adjustment, using the level yield method. The net amount deferred is reported as a reduction of loans.

Interest Income on Loans: Interest on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest is discontinued when serious doubt exists as to the collectibility of the loan, generally no later than when the loan becomes 90 days past due.

Mortgage Servicing Rights: Effective January 1, 1996, SFAS No. 122, "Accounting for Mortgage Servicing Rights," was adopted. This statement requires companies that engage in mortgage banking activities to recognize as separate assets rights to service mortgage loans for others. Since no mortgage loans were sold in 1996, the adoption of this statement did not impact 1996 financial statements.

Foreclosed Real Estate: Real estate acquired through foreclosure or deed-in-lieu-of-foreclosure is recorded at fair value less estimated costs to sell. Upon foreclosure, the asset is transferred from loans to foreclosed real estate at fair value, with any reduction in the carrying value reflected as a loan loss. Estimated costs to sell are recorded through a valuation account with a corresponding charge to income. Any subsequent reduction in the property's value is recorded in the valuation account with a corresponding charge to income.


                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premises and Equipment: Land is stated at cost. Buildings, furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation is computed based on the straight-line method over the estimated useful lives of the respective properties and equipment. Premises and equipment are reviewed for impairment when events indicate the carrying value may not be recoverable. Maintenance and repairs are charged to expense as incurred and improvements are capitalized.

Income Taxes: Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The Corporation evaluates the collectibility of deferred tax assets and provides a valuation allowance for the portion of such assets not considered realizable.

Statement of Cash Flows: For purposes of this statement, cash and cash equivalents include the Corporation's cash on hand, due from banks, interest-bearing deposits with the Federal Home Loan Bank, federal funds sold and cash management accounts. The Corporation reports net cash flows for customer loan and deposit accounts, as well as deposits made with other financial institutions.

Earnings per share: The weighted average number of shares outstanding for the calculation of earnings per share was 518,922 in 1996, 529,924 in 1995 and 529,253 in 1994. The effect of exercising outstanding stock options discussed in
Note 9 would result in less than 3% dilution in earnings per common share, and accordingly has not been included in the calculation.

Financial Statement Presentation: Certain items in the 1995 and 1994 financial statements have been reclassified to correspond with the 1996 presentation.

Use of Estimates in Preparation of Financial Statements: Management must make estimates and assumptions in preparing financial statements that affect the amount reported therein and the disclosures provided. Such estimates and assumptions may change in the future and future results could differ.

Areas involving the use of management's estimates and assumptions include, but are not limited to, the allowance for loan losses, the realization of deferred tax assets, fair values of certain securities, the determination and carrying value of impaired loans, the carrying value of loans held for sale, the carrying value of foreclosed real estate, the accrued liability for deferred compensation, recognition and measurement of loss contingencies, depreciation of premises and equipment, the actuarial present value of pension benefit obligation, net periodic pension expense and prepaid pension costs recognized in the Corporation's financial statements.

NOTE 2 - SECURITIES

At December 31, 1996, the amortized cost and estimated fair value of securities are as follows:

                                                                 Gross        Gross     Estimated
                                                 Amortized     Unrealized   Unrealized     Fair
                                                   Cost          Gains        Losses       Value
                                                   ----          -----        ------       -----
 Securities available for sale:                                (Dollars in thousands)

       U.S. Treasury and U.S.
        Government agencies                    $  9,988                      $ (135)     $  9,853
       Mutual funds                               1,034                          (9)        1,025
                                               --------                      -------     --------

                                               $ 11,022                      $ (144)     $ 10,878
                                               ========                      =======     ========



                                  (Continued)
                                                                              12

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 2 - SECURITIES (Continued)


                                                             Gross          Gross        Estimated
                                               Amortized   Unrealized     Unrealized       Fair
                                                  Cost        Gains         Losses         Value
                                                  ----        -----         ------         -----
                                                             (Dollars in thousands)
Securities held to maturity:
       U.S. Treasury and U.S.
         Government agencies                   $   6,854    $     7       $   (74)     $  6,787
       Obligations of states and
         political subdivisions                     175           7                         182
       Other securities                             866           6                         872
        Agency issued mortgage-
         backed securities                        24,018         82          (365)       23,735
                                               ---------    -------       -------      --------

                                               $  31,913    $   102       $  (439)     $ 31,576
                                               =========    =======       =======      ========


The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                   Available for Sale           Held to Maturity
                                                   ------------------           ----------------
                                                 Amortized      Estimated    Amortized  Estimated
                                                   Cost        Fair Value      Cost      Fair Value
                                                   ----        ----------      ----      ----------
                                                                (Dollars in thousands)


     Due in one year or less                                                $    22      $    22
     Due after one year through five years        $ 7,995      $7,906         4,133        4,103
     Due after five years through ten years         1,993       1,947         2,394        2,404
     Due after ten years                                                      1,346        1,312
     Agency issued mortgage-
      backed securities                                                      24,018       23,735
                                                  -------      ------       -------      -------

                                                  $ 9,988      $9,853       $31,913      $31,576
                                                  =======      ======       =======      =======


Proceeds from sales of securities available for sale during 1996 totaled $13.2 million and resulted in gross gains of $8,000 and gross losses of $12,000. Under the provisions of SFAS No. 115, mortgage-backed securities held to maturity sold after the security has paid down to 15% of the purchased principal balance are reported as maturities. Mortgage-backed securities held to maturity meeting such criteria totaling $1.4 million were sold with gross gains of $15,000 and gross losses of $12,000.

The carrying value of securities pledged as collateral for public funds amounted to $2.0 million at December 31, 1996.


                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 2 - SECURITIES (Continued)


The amortized cost and estimated fair value of securities are as follows at December 31, 1995:


                                                                 Gross            Gross         Estimated
                                                 Amortized     Unrealized       Unrealized         Fair
                                                   Cost          Gains            Losses           Value
                                                 -------        -------           -------        ---------
                                                                   (Dollars in thousands)
Securities available for sale:

       U. S. Government agencies                 $10,994        $     8           $   (50)       $  10,952
                                                 -------        -------           -------        ---------


Securities held to maturity:

       U.S. Treasury and U.S.
         Government agencies                     $ 7,666        $    18            $  (41)       $   7,643
       Obligations of states and
         political subdivisions                      178             37                                215
       Other securities                            1,028             13                              1,041
       Agency issued mortgage-
        backed securities                         29,240            120              (319)          29,041
                                                 -------        -------           -------        ---------


                                                 $38,112        $   188            $ (360)       $  37,940
                                                 -------        -------           -------        ---------


Proceeds from sales of securities available for sale during 1995 totaled $3.4 million and resulted in $3,000 of gross gains. Proceeds from sales of securities available for sale totaled $7.7 million during 1994, resulting in no gain or loss, while $800,000 of securities were called during the year, resulting in gross gains of $1,000.

Two agency securities totaling $1.0 million were transferred from the "available for sale" category to "held to maturity" during 1995. The transfers into "held to maturity" occurred at the fair value of the securities on the date of the transfer. The gain or loss on the securities at the date of the transfer is amortized to shareholders' equity over the remaining lives of the securities. Such amortization produced a net increase of $5,000 in shareholders' equity during 1995.

To provide additional flexibility to meet liquidity and asset/liability management needs, certain securities were reclassified from held to maturity to available for sale. The securities, with an amortized cost of $1.5 million, were transferred on December 22, 1995, as allowed by the SFAS No. 115 Implementation Guide issued by the Financial Accounting Standards Board in November 1995. The related unrealized gain of $4,000 is reflected net of tax as an increase to shareholders' equity.


                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 3 - LOANS RECEIVABLE


Loans receivable are summarized below at December 31:

                                                            1996         1995
                                                          --------     --------
                                                          (Dollars in thousands)
Real estate mortgage loans
        One-to-four family residences                     $ 49,086     $ 33,007
        Nonresidential property                              5,897        9,385
        Multifamily and other                                2,034        2,106
                                                          --------     --------

                                                            57,017       44,498
Consumer and other loans
        Home equity loans                                    3,859        3,314
        Commercial loans and unsecured lines of credit       1,316        1,563
        Mobile home loans                                      906        1,280
        Other                                                2,347        2,018
                                                          --------     --------

                                                             8,428        8,175
                                                          --------     --------

        Total loan principal balances                       65,445       52,673
        Loans in process                                      (466)        (477)
        Unearned interest                                      (23)         (49)
        Premiums on purchased loans                            147
        Net deferred loan fees                                 (23)         (18)
        Allowance for loan losses                           (2,630)      (2,240)
                                                          --------     --------

                                                          $ 62,450     $ 49,889
                                                          ========     ========


Activity in the allowance for loan losses is as follows for the years ended December 31:

                                            1996         1995         1994
                                          -------      -------      -------
                                               (Dollars in thousands)
      Balance at beginning of year        $ 2,240      $ 1,963      $ 1,886
      Provision for loan losses               249          245          377
      Recoveries                              679           70           11
      Charge-offs                            (538)         (38)        (311)
                                          -------      -------      -------

      Balance at end of year              $ 2,630      $ 2,240      $ 1,963
                                          =======      =======      =======


Nonaccrual and renegotiated loans totaled $1,728,000 and $2,438,000 at December 31, 1996 and 1995, respectively. Interest income that would have been recorded on such loans under their original terms totaled approximately $204,000 and $331,000 for the years ended December 31, 1996 and 1995, respectively. The amounts included in interest income for such loans totaled approximately $151,000 during 1996 and $225,000 during 1995. The Company is not committed to lend additional funds to debtors whose loans have been modified.

                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996




NOTE 3 - LOANS RECEIVABLE (Continued)

Information regarding impaired loans is as follows for the years ended December 31:

                                                           1996        1995
                                                           ----        ----
                                                        (Dollars in thousands)
Average investment in impaired loans                       $403        $313
                                                           ====        ====

Interest income recognized on impaired loans
  including interest income recognized on a cash basis     $ 23        $  0
                                                           ====        ====

Interest income recognized on impaired loans
  on a cash basis                                          $ 23        $  0
                                                           ====        ====

Information regarding impaired loans, which are included in nonaccrual and renegotiated loans disclosed above, at December 31, is as follows:

                                                          1996          1995
                                                         -----         -----
                                                        (Dollars in thousands)
Balance of impaired loans                                $ 365         $ 193
Less portion for which no allowance for
  loan losses is allocated                                (365)         (193)
                                                         -----         -----

Portion of impaired loan balance for which an
  allowance for loan losses is allocated                 $   0         $   0
                                                         =====         =====

Portion of allowance for loan losses allocated
  to the impaired loan balance                           $   0         $   0
                                                         =====         =====

The Company has granted loans to certain of its executive officers and directors and their related business interests. A summary of activity during 1996 on related party loans aggregating $60,000 or more to any one related party is as follows:

                                                                 1996
                                                                 ----
                                                        (Dollars in thousands)
      Balance at beginning of year                             $     463
      New loans  and advances                                        388
      Repayments                                                    (428)
                                                               ---------

      Balance at end of year                                   $     423
                                                               =========

NOTE 4 - ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following at December 31:

                                                 1996        1995
                                                 ----        ----
                                               (Dollars in thousands)
           Loans                                 $329        $232
           Investment securities                  308         348
           Mortgage-backed securities             141         204
                                                 ----        ----
                                                 $778        $784
                                                 ====        ====

                                  (continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996


NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment consists of the following at December 31:

                                                     1996          1995
                                                    ------        ------
                                                   (Dollars in thousands)
Land                                                $  190        $  190
Buildings and improvements                           2,440         2,499
Furniture and equipment                              1,403         1,036
                                                    ------        ------
     Total cost                                      4,033         3,725

Accumulated depreciation                             2,295         2,140
                                                    ------        ------

                                                    $1,738        $1,585
                                                    ======        ======

NOTE 6 - DEPOSITS

Deposits are summarized as follows at December 31:

                                                   1996                          1995
                                                   ----                          ----
                                          Amount          Percent      Amount            Percent
                                          ------          -------      ------            -------
                                                        (Dollars in thousands)
Demand, NOW, and Super NOW
  accounts, including noninterest
  bearing deposits: December 31,
  1996 - $556; December 31,
  1995 - $219                            $13,509            13.9%      $11,752            11.9%
Passbook savings, statement
  savings and club accounts               34,345            35.3        35,126            35.6
Money market demand accounts               1,978             2.0         2,439             2.5
Certificates of deposit                   47,451            48.8        49,380            50.0
                                         -------         -------       -------         -------

                                         $97,283           100.0%      $98,697           100.0%
                                         =======         =======       =======         =======

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 was approximately $4,278,000 and $4,391,000 at December 31, 1996 and
1995, respectively.


At December 31, 1996, scheduled maturities of certificates of deposit are as follows:

                                              Maturities
                                              ----------
                                         (Dollars in thousands)
                   1997                      $    26,561
                   1998                            8,076
                   1999                            3,550
                   2000                            6,369
                   2001 and thereafter             2,895
                                             -----------

                                             $    47,451
                                             ===========

                                  (continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES

Federal Home Loan Bank advances as of December 31, are as follows:

                                                                          1996             1995
                                                                          ----             ----
                                                                          (Dollars in thousands)
Fixed-rate advances with monthly interest payments:
    6.75% advance due March 8, 1996                                                    $    1,500
    5.80% advance due May 28, 1997                                      $    3,830
    5.67% advance due November 27, 1998                                        750            750
Fixed-rate advances with monthly principal and interest payments:
    6.05% advance due August 14, 1998                                          333            534
    5.85% advance due September 1, 1999                                        172            234
                                                                        ----------     ----------

                                                                        $    5,085     $    3,018
                                                                        ==========     ==========

FHLB advances obtained through the Community Investment Program are amortizing loans requiring monthly principal payments. As of December 31, 1996, the aggregate future minimum annual principal payments on FHLB advances are $4,092,000 in 1997, $945,000 in 1998 and $48,000 in 1999. As of December 31,
1996, the Company was approved to borrow a total of $5.5 million in cash management advances. FHLB advances are collateralized by all shares of FHLB stock owned by Potters and by 100% of the Company's qualified real estate loan portfolio.

NOTE 8 - EMPLOYEE BENEFITS PLANS

In December 1996, the Company's Board of Directors approved a resolution terminating the Company's defined benefit pension plan. In October 1995, the Board of Directors approved ceasing the accumulation of future benefits to plan participants. As a result of these actions, a termination loss of $67,000 was included in 1996 noninterest expense and a curtailment loss of $74,000 was included in 1995 noninterest expense. The settlement of vested plan benefits is expected to be completed in 1997. Participants may choose a lump sum payment, the purchase of a nontransferrable deferred annuity contract or a transfer to the 401(k) plan discussed below.

The pension plan was a qualified, noncontributory defined benefit retirement plan covering substantially all of its qualified employees. Benefits were based on each employee's years of service up to a maximum of 44 years, and the average of the highest five consecutive annual salaries of the ten years prior to retirement. Benefits were reduced by a specified percentage of the employee's social security benefit. An employee became fully vested upon completion of 5 years of qualifying service. It was the policy of the Company to fund the maximum amount that could be deducted for Federal income tax purposes using a different actuarial cost method and different assumptions from those used for financial reporting. Net periodic pension expense was $(11,000) in 1996, $63,000 in 1995 and $78,000 in 1994.

The Company adopted a 401(k) plan during 1996 covering substantially all its employees. Eligible employees may contribute up to 15% of their compensation subject to a maximum statutory limitation. The Company may make a partial matching of employee contributions up to 3% of compensation and a discretionary contribution to all participating employees. During 1996, the Company contributed up to 3% of a participant's compensation in a matching contribution and a discretionary contribution to all qualified participants of 3% of employee compensation. Employee contributions are vested at all times. The Company's matching cash contribution and related expense included in compensation and employee benefits was approximately $36,000 during 1996. PFC common shares are available as an investing option within the 401(k) to all participants. During 1996, the 401(k) plan purchased 132 common shares for participants. The Company has received a determination letter from the Commissioner of the Internal Revenue Service (the "Commissioner") approving the tax-qualified status of the 401(k) plan and its purchase of common shares of PFC.

                                  (continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 9 - STOCK OPTION PLAN

On April 28, 1994, shareholders approved the Company's Stock Option Plan, under which options to purchase the Company's common shares are granted to certain directors, officers and other key employees of Potters. The Stock Option Plan is administered by a committee of directors of the Company who select recipients and establish awards pursuant to the Plan. The option exercise price is determined by the Stock Option Committee at the time of grant but the purchase price must be at least equal to the market price of the stock at the date of grant. All options have a term of 10 years from the date of the grant.

A summary of the Company's stock options activity and related information is as follows:

                                              1996                          1995
                                              ----                          ----
                                                     Average                        Average
                                                    Exercise                       Exercise
                                   Options            Price       Options           Price
                                   -------            -----       -------           -----
Outstanding - beginning
 of year                            47,149         $    9.21      44,149         $   10.00
Granted                              1,400             15.50       6,000             16.75
Exercised                           (5,661)            10.00      (3,000)            10.00
                                   -------                        ------

Outstanding - end of year           42,888             11.12      47,149             10.86
                                   =======                        ======
Weighted average fair value
 of options granted during
 the year                          $  4.74                        $ 4.80
                                   =======                        ======

All options outstanding at December 31, 1996 and 1995 are exercisable. Options available for grants totaled 542 shares at December 31, 1996.

SFAS No. 123 "Accounting for Stock-Based Compensation," effective for the Company in 1996, encourages the use of a fair value-based method to account for stock-based compensation plans such as the Company's stock option plan. As allowed by SFAS No. 123, however, the Company has elected to continue to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value for options granted in 1995 and 1996 and the related pro forma effect on net income and earnings per share was not material.

                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 10 - RECOGNITION AND RETENTION PLAN

In connection with the conversion of Potters from the mutual to stock form of ownership (the "Conversion"), the Board of Directors adopted a Recognition and Retention Plan ("RRP") as a means of providing directors and certain key employees with an ownership interest in Potters, and now in PFC, in a manner designed to reward and retain these individuals. One-fifth of the shares awarded to each individual are earned and vested on each of the first five anniversaries of the effective date of the RRP, which was December 30, 1993.

The Company contributed $162,000 to the RRP for the purpose of purchasing common shares. On December 30, 1993, the RRP purchased 12,735 shares of common stock at $10.00 per share. An additional 3,135 shares were purchased on January 7, 1994 at $11.00 per common share. RRP expense totaled $7,000, $28,000 and $50,000 for 1996, 1995 and 1994, respectively.


NOTE 11 - EMPLOYEE STOCK OWNERSHIP PLAN

At the time of the Conversion, Potters established an Employee Stock Ownership Plan ("ESOP") for the benefit of substantially all of its employees. The Company received a determination letter from the Commissioner approving the tax-qualified status of the ESOP and its purchase of common shares of PFC.

Contributions to the ESOP are made at the Company's discretion and the Plan is administered by a committee of directors of the Company. The Trustees vote all shares owned by the ESOP, except in certain matters involving mergers and other changes in corporate structure, when shares are voted by employees. ESOP expense consists of the Company's contribution to the ESOP. ESOP shares are included in weighted average shares outstanding for purposes of calculating earnings per common share. Dividends on ESOP shares are recorded as a reduction of retained earnings. Upon termination of employment, each participant may choose to receive distributions in shares or cash. The ESOP contribution totaled $27,000, $40,000 and $20,000 for 1996, 1995 and 1994, respectively, and is reflected in compensation and benefits expense. At year-end 1996 and 1995, the ESOP owned 3,400 and 2,000 shares of the Company's common stock, respectively, all of which shares are to be allocated to employee accounts. At year-end 1996, the estimated fair value of shares subject to the cash distribution option, based on the last sales price quoted in 1996 on the Nasdaq Small Cap Market, totaled approximately $68,000.


NOTE 12 - INCOME TAXES

An analysis of the provision for income tax is as follows for the years ended December 31:

                                           1996          1995         1994
                                          -----         -----         ----
                                               (Dollars in thousands)
Current                                   $ 137         $ 243         $190
Deferred                                    (69)          (16)          52
Change in valuation allowance                            (227)        (242)
                                          -----         -----         ----

                                          $  68         $   0         $  0
                                          =====         =====         ====

                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996


NOTE 12 - INCOME TAXES (Continued)


The components of the deferred tax assets and liabilities consist of the following at December 31:

                                                              1996          1995
                                                             -----         -----
                                                            (Dollars in thousands)
Items giving rise to deferred tax assets:

  Allowance for loan losses in excess of post-1987
     tax bad debt reserve                                    $ 785         $ 720
  Depreciation                                                  57            73
  Capital loss carryforward                                     55            55
  Nonaccrual loan interest                                       4             4
  Unrealized loss on securities available for sale              50            14
  Other                                                         34            45
                                                             -----         -----
                                                               985           911
                                                             -----         -----
Items giving rise to deferred tax liabilities:

  FHLB stock dividends                                        (152)         (134)
  Other                                                        (10)          (59)
                                                             -----         -----
                                                              (162)         (193)
                                                             -----         -----

Net deferred tax asset                                       $ 823         $ 718
                                                             =====         =====


The valuation allowance against deferred tax assets was eliminated in 1995 based on the existence of adequate taxable income in prior years, future reversals of existing taxable temporary differences and anticipated future taxable income.

No deferred tax liability is recognized for tax bad debt reserves arising before December 31, 1987 for qualified thrift lenders unless it is apparent that the difference will reverse in the foreseeable future. The Company's tax bad debt reserves that arose prior to December 31, 1987 were approximately $2,480,000. Unrecognized deferred taxes on these reserves totaled $843,000 at December 31, 1996.

The provision for income tax differs from amounts computed by using the statutory federal income tax rate. The reconciled difference between the financial statement provision and amounts computed by using the statutory rate of 34% is as follows for the years ended December 31:

                                              1996          1995          1994
                                             -----         -----         -----
                                                  (Dollars in thousands)
Income tax computed at the statutory rate    $   2         $ 282         $ 226
Tax effect of
   Tax exempt income                            (5)           (5)           (5)
   Change in valuation allowance                            (227)         (242)
   Other                                        71           (50)           21
                                             -----         -----         -----

                                             $  68         $   0         $   0
                                             =====         =====         =====


                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. These include the Company being a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Company.

Lease Commitments: As of December 31, 1996, the Company is obligated to a corporation owned by a director of the Company under an operating lease for land. Net rent expense under this lease, included in occupancy and equipment expense, was approximately $34,000 for each of the years ended December 31, 1996, 1995 and 1994. The lease term ends on January 31, 2008, and the Company has the option of renewing the lease for up to five successive five-year periods beyond that date.

The projected minimum rental payments under the terms of the lease at December 31, 1996, are as follows:

                      Years ending
                      December 31,                          Amount
                      ------------                          ------
                                                    (Dollars in thousands)
                         1997                             $     34
                         1998                                   34
                         1999                                   34
                         2000                                   34
                         2001                                   34
                         2002 and thereafter                   202
                                                          --------

                                                          $    372
                                                          ========

Loan Commitments: As of December 31, 1996, the Company had commitments to make loans (at market rates) and unused lines of credit approximating $4,201,000, of which $155,000 carry fixed rates, ranging from 7.75% to 9.50%, and $4,046,000 carry adjustable rates. At December 31, 1995, the Company's loan commitments and unused lines of credit totaled approximately $3,439,000, of which $90,000 carried fixed rates and $3,349,000 carried adjustable rates. Since loan commitments may expire without being used, the amounts do not necessarily represent future cash commitments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans and lines and letters of credit is represented by the contractual amount of those instruments. The Company follows the same credit policy to make such commitments as is followed for those loans recorded in the financial statements. In management's opinion, these commitments represent normal banking transactions and no material losses are expected to result therefrom. Collateral obtained upon exercise of the commitments is determined using management's credit evaluations of the borrower and is primarily real estate.

Cash Reserve Requirements: The Company is required to have approximately $447,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve requirements at December 31, 1996. These balances do not earn interest.

                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 13 - COMMITMENTS AND CONTINGENCIES (Continued)

Liquidation Account: In conjunction with the Conversion, the Company established a liquidation account of $4,748,000, which was equal to its total net worth as of the date of the latest balance sheet appearing in the final prospectus for its stock offering. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Company after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balance for accounts then held.

NOTE 14 - NONINTEREST INCOME AND EXPENSE

Noninterest income and expense amounts include the following major categories for the years ended December 31:

                                                1996            1995            1994
                                             -------         -------         -------
                                                      (Dollars in thousands)
Noninterest income
         Security gains (losses), net        $    (1)        $     3         $     1
         Gain on sale of loans                     1               9              12
         Gain on sale of other assets              2
         Service charges on deposits             152             137             134
         Income (expense) on real
           estate operations, net                (22)             (3)            (60)
         Other                                   135             111             180
                                             -------         -------         -------

             Total                           $   267         $   257         $   267
                                             =======         =======         =======


                                                1996            1995            1994
                                             -------         -------         -------
Noninterest expense
         Compensation and benefits           $ 1,360         $ 1,388         $ 1,213
         Occupancy and equipment                 360             334             341
         Deposit insurance premiums              874             257             280
         Data processing expense                 164             151             136
         Goodwill amortization                                                    57
         Legal, professional and
           consulting fees                       146             145             253
         Loss (gain) on foreclosed
           and repossessed property              (39)              2            (140)
         Other                                   823             700             728
                                             -------         -------         -------

             Total                           $ 3,688         $ 2,977         $ 2,868
                                             =======         =======         =======

On September 30, 1996, legislation was passed to recapitalize the Savings Association Insurance Fund ("SAIF"). As a result, all savings and loan institutions paid a one-time assessment of $.657 per $100 in deposits held as of March 31, 1995. Consequently, the Company recognized a $643,000 expense included in "Deposit insurance premiums" above.

                                  (Continued)

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 15 - CONCENTRATIONS OF CREDIT RISK

Most of the Company's current business activities are with customers located within the immediate lending area which includes portions of Columbiana and Jefferson Counties in northeastern Ohio and northern Hancock County in West Virginia. At December 31, 1996, Potters' loan portfolio included approximately $10.7 million of purchased one-to-four family real estate loans, $8.0 million on properties located in northwestern Ohio and $2.7 million on properties in southwestern Ohio. As of December 31, 1996, the Company's loan portfolio also included approximately $4.5 million in nonresidential real estate loans secured by property located primarily in the State of Colorado.

NOTE 16 - REGULATORY MATTERS

Potters is subject to regulatory capital requirements administered by federal regulatory agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements.

The prompt corrective action regulations provide five classifications, including well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required. The minimum requirements are:

                                                                 Capital to risk-
                                                                 weighted assets        Core capital to
                                                                Total        Core    adjusted total assets
                                                                -----        ----    ---------------------
Well-capitalized                                                 10%           6%             5%
Adequately capitalized                                            8%           4%             4%
Undercapitalized                                                  6%           3%             3%

At year-end 1996, actual capital levels and minimum required levels were:

                                                                                       Minimum Required
                                                             Minimum Required       to be Well-Capitalized
                                                                For Capital         Under Prompt Corrective
                                       Actual                Adequacy Purposes        Action Regulations
                                 Amount        Ratio       Amount        Ratio       Amount        Ratio
                                 ------        -----       ------        -----       ------        -----
                                                          (Dollars in thousands)
Total capital to risk-
 weighted assets               $  10,220       19.5%      $ 4,187        8.0%       $ 5,234        10.0%
Core capital to risk-
 weighted assets                   9,541       17.6         2,171        4.0          3,257         6.0
Core capital to
 adjusted total assets             9,541        8.3         3,457        3.0          5,762         5.0
Tangible capital to
 adjusted total assets             9,541        8.3         1,729        1.5            N/A

Potters was categorized as well-capitalized at year-end 1996.


                                  (Continued)                                24

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 16 - REGULATORY MATTERS (Continued)

Dividends paid by the Company are the primary source of funds available to PFC for payment of dividends to shareholders and for other working capital needs. Under Office of Thrift Supervision ("OTS") regulations, limitations have been imposed on all "capital distributions", including cash dividends, by savings institutions. The regulation established a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. A Tier 1 association may make capital distributions up to 100% of its earnings to date during the calendar year in which the distribution is made, plus the amount that would reduce by one-half its "surplus capital ratio" at the beginning of the calendar year. The Company is currently a Tier 1 institution. Other thrifts would be subject to more stringent procedural and substantive requirements, the most restrictive being prior OTS approval of any capital distributions.


NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table shows carrying values and the related estimated fair values of financial instruments at December 31. Items which are not financial instruments are not included.

                                                      December 31, 1996            December 31, 1995
                                                      -----------------            -----------------
                                                   Carrying      Estimated      Carrying      Estimated
                                                     Value      Fair Value       Value        Fair Value
                                                     -----      ----------       -----       ----------
                                                                  (Dollars in thousands)
Financial assets:
Cash and cash equivalents                        $    4,585    $    4,585     $   11,230     $   11,230
Securities available for sale                        10,878        10,878         10,952         10,952
Securities held to maturity                          31,913        31,576         38,112         37,940
Loans receivable, net                                62,450        61,755         49,889         50,085
Accrued interest receivable                             778           778            784            784
                                                 ----------    ----------     ----------     ----------

    Total financial assets                       $  110,604    $  109,572     $  110,967     $  110,991
                                                 ==========    ==========     ==========     ==========

Financial liabilities:
Deposits                                         $  (97,283)   $  (97,398)    $  (98,697)    $  (98,919)
FHLB advances                                        (5,085)       (5,085)        (3,018)        (3,065)
Accrued interest payable                                (52)          (52)           (42)           (42)
                                                 ----------    ----------     -----------    ----------

    Total financial liabilities                  $  (102,420)  $  (102,535)   $ (101,757)    $ (102,026)
                                                 ===========   ===========    ==========     ==========


The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash and cash equivalents and interest-bearing deposits: For such short-term instruments, the carrying amount approximates fair value.

Securities: The fair values of securities available for sale and held to maturity are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.




                                  (Continued)                                25

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Loans, net: For certain similar categories of variable rate loans, the outstanding balance at the reporting date approximates fair value. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities at December 31, 1996 and 1995. The fair value of unrecorded commitments was not material at December 31, 1996 or 1995.

Accrued interest receivable and payable: For such short-term receivables and payables, the carrying amount approximates fair value.

Deposits and FHLB advances: The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at December 31, 1996 and 1995. The fair value of fixed maturity certificates of deposits and FHLB advances is estimated using the rates offered at December 31, 1996 and 1995 for deposits of similar remaining maturities.

While the estimates used in determining the fair value of financial assets and liabilities are based on management's judgment of the appropriate valuation factors, there is no assurance that, were the Company to have liquidated such items, the estimated fair values would necessarily have been realized. The estimated fair values should not be considered to apply at subsequent dates. Other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures. Such assets and liabilities would include, among others, property and equipment, financing leases and the intangible value of the Company's customer base and profit potential.

NOTE 18 - CONDENSED PARENT-ONLY FINANCIAL STATEMENTS

Balance Sheet for PFC as of December 31:

                                                          1996
ASSETS                                             (Dollars in thousands)
    Cash and cash equivalents                            $     66
    Investment in subsidiary                                9,446
    Loan receivable from subsidiary                         1,000
    Other assets                                               66
                                                         --------
         Total assets                                    $ 10,578
                                                         ========
LIABILITIES
    Other liabilities                                    $      2
                                                         --------
         Total liabilities                                      2
                                                         --------
SHAREHOLDERS' EQUITY
    Common shares, no par value
     Authorized: 10,000,000 shares
     Issued:  538,470 shares
    Paid-in capital                                         4,880
    Treasury shares, 26,640 at cost                          (436)
    Unearned compensation on
      recognition and retention plan                         (100)
    Unrealized loss on securities
      available for sale, net of tax                          (94)
    Retained earnings                                       6,326
                                                         --------
         Total shareholders' equity                        10,576
                                                         --------
         Total liabilities and shareholders' equity      $ 10,578
                                                         ========


                                  (Continued)                                26

                          POTTERS FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 1996



NOTE 18 - CONDENSED PARENT ONLY FINANCIAL STATEMENTS (Continued)

Income Statement for PFC for the year ended December 31:

                                                             1996
                                                             ----
                                                      (Dollars in thousands)
INCOME
Dividends from subsidiary                                  $ 1,650
Interest income                                                  8
                                                           -------
                                                             1,658
EXPENSE
Other operating expense                                         22
                                                           -------
INCOME BEFORE INCOME TAXES AND DISTRIBUTIONS
  IN EXCESS OF SUBSIDIARY EARNINGS                           1,636
Income tax benefit                                              (3)
                                                           -------
INCOME BEFORE DISTRIBUTIONS IN EXCESS
  OF SUBSIDIARY EARNINGS                                     1,639
Distributions in excess of
 subsidiary earnings                                        (1,700)
                                                           -------
NET LOSS                                                   $   (61)
                                                           =======

Statement of Cash Flows for PFC for the year ended December 31:

                                                                1996
                                                                ----
                                                       (Dollars in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                             $   (61)
    Adjustments to reconcile net income to
     net cash from operating activities
       Distributions in excess of subsidiary earnings        1,700
       Change in other assets and other liabilities            (64)
                                                           -------
      Net cash from operating activities                     1,575

CASH FLOWS FROM INVESTING ACTIVITIES
    Loans to subsidiary                                     (1,000)
                                                           -------
      Net cash from investing activities                    (1,000)
                                                           -------

CASH FLOWS FROM FINANCING ACTIVITIES
    Purchase of treasury shares                               (436)
    Proceeds from exercise of stock options                     57
    Cash dividends paid                                       (130)
                                                           -------

      Net cash from financing activities                      (509)
                                                           -------
Net change in cash and cash equivalents                         66

Cash and cash equivalents at beginning of year
                                                           -------

CASH AND CASH EQUIVALENTS AT END OF YEAR                   $    66
                                                           =======

                         REPORT OF INDEPENDENT AUDITORS



Shareholders and Board of Directors
Potters Financial Corporation
East Liverpool, Ohio


We have audited the accompanying consolidated balance sheets of Potters Financial Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Potters Financial Corporation as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1, the Corporation changed its method of accounting for impaired loans in 1995 to conform with new accounting guidance.




                                                  Crowe, Chizek and Company LLP

Columbus, Ohio
February 6, 1997

                          POTTERS FINANCIAL CORPORATION

                                Financial Review
                                December 31, 1996

GENERAL

On March 11, 1996, shareholders of The Potters Savings and Loan Company ("Potters" or the "Company") approved the reorganization of Potters into the holding company structure of ownership. As a result, Potters Financial Corporation ("PFC"), a unitary savings and loan holding company, became the holder of all of the outstanding common shares of Potters, and the former shareholders of Potters received common shares of PFC.

A net loss of $61,000, or $.12 per common share, was recorded for the twelve months ended December 31, 1996, compared to net income of $829,000, or $1.56 per share, for the comparable period in 1995. The loss during 1996 was primarily due to a one-time special assessment by the Federal Deposit Insurance Corporation ("FDIC") on all financial institutions whose deposits are insured by the Savings Association Insurance Fund ("SAIF"). Also contributing to the decline in net income during 1996 compared to 1995 was a decline in net interest income and an additional provision for loan losses of $188,500 during the first quarter of 1996 relating to the Bennett Funding Group, Inc. (the "Bennett Group") equipment lease credits upon learning of its bankruptcy filing and investigation by the Securities and Exchange Commission. Potters also began recording income tax expense during the year due to the elimination of the valuation allowance against deferred tax assets in 1995, which reduced 1996 net income by $68,000.

Consistent with Potters' long-term goals to increase interest income and the interest rate spread, significant progress was made during 1996 in restructuring its asset mix. Funds invested in short-term instruments at December 31, 1995, along with repayments, maturities and calls on securities held to maturity, were channeled into local loan originations and purchases of one-to-four family real estate loans in northwestern and southwestern Ohio. As a result, one-to-four family real estate loans increased $16.1 million, or 48.7%, during 1996 and net loans receivable increased $12.6 million, or 25.2%. Asset quality improved despite the addition of the Bennett Group equipment lease credits to nonperforming loans during 1996, with a 29.1% decline in nonperforming loans and a net increase of $390,000, or 17.4%, in the allowance for loan losses. At December 31, 1996, the allowance for loan losses totaled $2.6 million, representing 152.2% of nonperforming loans.

Dividends of $130,000, or $.25 per common share, were paid during 1996, compared to $111,000, or $.21 per share, during 1995, representing an increase of 19.0%. PFC successfully completed the repurchase of 5% of its 532,809 outstanding common shares on June 12, 1996. The stock repurchase program, announced on June 7, 1996, resulted in the repurchase of 26,640 shares at an average price of $16.375 per common share. PFC began a second stock repurchase plan on October 10, 1996, in which up to 10% of its outstanding common shares may be purchased during the subsequent twelve months. In January 1997, 10,000 shares were purchased at $19.25 per share and in February 1997, 15,000 shares were purchased at a price of $19.625. The second stock repurchase represents a continuation of PFC's commitment to enhance shareholder value.

The following discussion and financial information are presented to provide shareholders with a more comprehensive review of the financial position and operating results than could be obtained from an examination of the financial statements alone. The review should be read in conjunction with the consolidated financial statements and accompanying notes.

In the following pages, management presents an analysis of Potters Financial's financial condition as of December 31, 1996, and the results of operations for fiscal 1996, as compared to prior years. In addition to this historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, Potters Financial's operations and Potters Financial's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and in Potters Financial's general market area.

Without limiting the foregoing, some of the forward-looking statements included herein are the statements under the following headings and regarding the following matters:

           1. Federal Deposit Insurance Corporation Assessment - Management's belief that charter unification legislative changes, which may change the regulatory requirements of Potters Financial and Potters, will not have a material effect on either entity's financial condition or operations.

           2. Allowance and Provision for Loan Losses - Management's belief that the Court in the Bennett Group bankruptcy matter will decide in favor of Potters' motion for relief from bankruptcy stay by mid-1997, that the final settlement documents will be approved and that no additional losses will be incurred.

              Management's statements regarding the amount and adequacy of the allowance for loan losses.

           3. Noninterest Expense - Management's belief that Potters can more effectively service its East End customers through its Downtown Branch Office.

              Management's belief that the Employee Stock Ownership Plan and the 401(k) plan can more adequately serve the retirement needs of Potters' employees at less cost than the defined benefit plan.

           4. Financial Condition - Statements regarding the strategic focus and long-term goals of Potters.

           5. Asset/Liability Management - Management's expectation that its asset/liability management efforts will reduce Potters' overall vulnerability to interest rate risk, and that Potters' results of operations are sensitive to general changes in interest rates, because its interest-rate-sensitive liabilities exceed its interest-rate-sensitive assets.

           6. Asset Quality - Allowance for Loan Losses - Statements regarding the amount and adequacy of the provision for loan losses.

           7. Liquidity and Capital Resources - Management's belief that Potters' liquidity and capital position are adequate to fund its outstanding short- and long-term needs.

              Management's expectation that Potters has sufficient cash flow and borrowing capacity to fund all outstanding commitments and maintain desired levels of liquidity.

           8. Bad Debt Reserve Recapture - Management's expectation that the bad debt reserve recapture legislation will not impact the future income of Potters.

           9. Effect of Recent Accounting Pronouncements - Management's expectation that SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" will not have a material impact on Potters' financial statements


FEDERAL DEPOSIT INSURANCE CORPORATION ASSESSMENT

The deposit accounts of Potters and other savings associations are insured by the FDIC through the SAIF. Because a significant portion of the assessments paid into the fund by savings associations are used to pay the cost of prior thrift failures, the reserves of the SAIF were below the level required by law. The deposit accounts of commercial banks are insured by the FDIC through the Bank Insurance Fund ("BIF"), except to the extent such banks have acquired SAIF deposits. The reserves of the BIF met the level required by law in May 1995. Because of the differing reserve levels of the funds, deposit insurance assessments paid by healthy commercial banks were reduced in mid-1995 significantly below the level paid by healthy savings associations. In 1996, no BIF assessments were required for healthy commercial banks, except a $2,000 minimum fee, while SAIF assessments continued at $.23 per $100 of deposits.

In 1996, Congress passed legislation to recapitalize the SAIF and to eliminate the significant premium disparity. The recapitalization plan, enacted on September 30, 1996, provided for, among other things, a special assessment of $.657 per $100 of SAIF deposits held at March 31, 1995, in order to increase SAIF reserves to the level required by law. Potters had a deposit base of $97.9 million at March 31, 1995. Potters' special assessment totaled $643,000 and had a $424,000, or $.82 per common share, after tax negative impact on 1996 net income. Pro rata sharing of the Financing Corporation obligation between BIF and SAIF members will begin by January 1, 2000. Until that time, partial sharing will occur, with SAIF deposits assessed at $.0644 per $100 in deposits and BIF deposits at $.0129 per $100 in deposits. Through December 31, 1998, SAIF assessments for healthy institutions can never be reduced below the level set for healthy BIF institutions.

The recapitalization plan also provides for the merger of the SAIF and BIF insurance funds on January 1, 1999, if there are no savings associations under federal law. Pending legislation introduced in early 1997 proposes the elimination of the federal thrift charter and of the separate federal regulation of thrifts prior to the merger of the deposit insurance funds. The Treasury Department has been directed to report to Congress by March 31, 1997 with its recommendation regarding a common charter for banks and federal savings institutions. If this pending legislation is enacted as proposed, Potters would be regulated as a bank under federal law. As a result, Potters would become subject to the more restrictive activity limits imposed on national banks. In addition, if required to become a bank holding company, PFC would be subject to more restrictive activity limits and to capital requirements similar to those imposed on Potters. It is not expected that such new activity limits will have a material effect on the financial condition or operations of PFC and Potters. No assurances may be given whether such legislation will be enacted or if so whether it might contain different provisions than as currently proposed.

RESULTS OF OPERATIONS

PFC recorded a net loss of $61,000, or $.12 per common share, for the year ended December 31, 1996, compared to net income of $829,000, or $1.56 per share, and $665,000, or $1.26 per share, for 1995 and 1994, respectively. The principal source of earnings is net interest income which represents the amount by which income generated on interest-earning assets, including loans and securities, exceeds expense incurred on interest-bearing liabilities such as deposits and borrowings. Net income is also impacted by provisions for losses, fee and other noninterest income and noninterest expense.

The decline in net income during 1996 compared to the prior year was primarily the result of the one-time FDIC assessment included in noninterest expense and a decline in net interest income. Also contributing to the decline in net income during 1996 was a write-down of the Bennett Group equipment lease credits by $377,000 upon learning of its bankruptcy filing and the related investigation by the Securities and Exchange Commission.

Potters began recording income tax expense during 1996 due to the elimination of the valuation allowance against deferred tax assets in 1995. Income tax expense during 1996 was $68,000, primarily the result of the early termination of a life insurance policy during the year. The primary components of the $164,000, or 24.7%, increase in net income during 1995 compared to 1994 were lower provisions for loan losses and improving net interest income despite rising deposit costs, somewhat offset by higher noninterest expenses.

The decrease in PFC's net income resulted in returns on average assets and average shareholders' equity of (.05)% and (.57)%, respectively for the year ended December 31, 1996, compared to .74% and 7.88% , respectively, in 1995. Net income for 1994 represented a return on average assets of .59%, and a return on average shareholders' equity of 6.74%.

YIELDS EARNED AND RATES PAID

PFC's net interest income consists of the difference between income generated on loans and securities and interest expense on deposits and borrowings. Net interest income is primarily affected by volumes, interest rates and the composition of interest-earning assets and interest-bearing liabilities. The interest rate spread decreased to 3.05% for the twelve months ended December 31, 1996 from 3.28% for the twelve months ended December 31, 1995. The yield on interest-earning assets declined to 7.36% during 1996 from 7.52% in 1995. The cost of funds increased from 4.24% for the year ended December 31, 1995 to 4.31% during 1996 due primarily to the increased use of Federal Home Loan Bank ("FHLB") advances to finance loan purchases and a short-term growth strategy employed primarily during the third quarter of 1996.

The following table sets forth the weighted average yields on Potters' interest-earning assets, the weighted average interest rates on interest-bearing liabilities and the interest rate spread between the weighted average yields and rates at the dates indicated. Nonaccruing loans have been included in the table as having a yield of zero.

                                                                     ...............At December 31,...........
                                                                     1996               1995              1994
                                                                     ----               ----              ----

Weighted average yield on:
    Loans receivable                                                  8.91%              9.15%             9.05%
    Securities (1)                                                    6.39               5.84              6.08
    Other interest-earning assets                                     6.70               5.50              6.36
        Combined weighted average yield
          on interest-earning assets                                  7.87               7.36              7.49

Weighted average rate paid on:
    Certificates of deposits                                          5.67               5.81              5.22
    Savings deposits                                                  3.02               3.05              3.05
    NOW accounts                                                      2.07               2.25              2.22
    Money market accounts                                             2.99               2.86              2.75
    FHLB advances                                                     6.51               6.29
        Combined weighted average
          rate paid on interest-
          bearing liabilities                                         4.29               4.39              3.99
    Interest rate spread                                              3.58               2.97              3.50


(1) Includes FHLB Stock

The following table sets forth certain information relating to PFC's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods presented. Average balances are derived from average daily balances for all periods presented, and include nonaccruing loans in the loan portfolio, net of the allowance for loan losses. Average balances of securities available for sale are based on the carrying value while the yield is based on the amortized cost.

(Dollars in thousands)                             ..........................Years ended December 31,....................
                                                                             -----------------------
                                                                   1996                                 1995
                                                                   ----                                 ----
                                                     Average     Interest                Average     Interest
                                                   Outstanding    Earned/    Yield/    Outstanding    Earned/      Yield/
                                                     Balance       Paid       Rate       Balance       Paid         Rate
                                                   --------     --------    -------    ---------     --------      ------
Interest-earnings assets:
    Loans receivable                               $ 52,880     $  4,534      8.57%    $  49,945     $  4,441       8.89%
    Securities (1)                                   55,055        3,491      6.32        53,530        3,436       6.36
    Other                                             3,409          181      5.32         3,341          188       5.63
                                                   --------     --------               ---------     --------
        Total interest-earning assets (2)           111,344        8,206      7.36       106,816        8,065       7.52
Noninterest earning assets:
    Cash and cash equivalents                         2,350                                2,319
    Premises and equipment                            1,700                                1,404
    Other nonearning assets                           1,790                                1,772
                                                   --------                            ---------
        Total assets                               $117,184                            $ 112,311
                                                   ========                            =========

Interest-bearing liabilities:
    Certificates of deposit                        $ 48,665        2,769      5.69     $  48,995        2,743       5.60
    Passbook, statement savings
     and club accounts                               35,389        1,075      3.04        35,450        1,077       3.04
    Demand, NOW and Super NOW
     accounts                                        12,671          267      2.10        11,844          260       2.20
    Money market accounts                             2,512           78      3.09         2,743           76       2.77
    Borrowings                                        5,843          340      5.83         1,765          115       6.52
                                                   --------     --------               ---------     --------
        Total interest-bearing liabilities          105,080        4,529      4.31       100,797        4,271       4.24
                                                                --------                             --------
Noninterest-bearing liabilities:
    Other liabilities                                 1,239                                  998
    Shareholders' equity                             10,865                               10,516
                                                   --------                            ---------
        Total liabilities and equity               $117,184                            $ 112,311
                                                   ========                            =========

    Net interest income                                          $ 3,677                              $ 3,794
                                                                ========                             ========
    Interest rate spread                                                      3.05%                                 3.28%
                                                                              ====                                  ====
    Net interest-earning assets                    $  6,264                            $   6,019
                                                   ========                            =========
    Net yield on average interest-
      earning assets                                                          3.30%                                 3.55%
                                                                              ====                                  ====
    Ratio of average interest-earning
      assets to average interest-
      bearing liabilities                                         105.96%                              105.97%
                                                                ========                             ========

------------------





                                                                    1994
                                                                    ----
                                                     Average      Interest
                                                  Outstanding     Earned/       Yield/
                                                    Balance        Paid          Rate
                                                   --------     --------        ------
Interest-earnings assets:
    Loans receivable                               $  49,279      $ 4,318        8.76%
    Securities (1)                                    55,693        3,199        5.69
    Other                                              1,811           69        3.81
                                                   ---------      -------
        Total interest-earning assets (2)            106,783        7,586        7.07
Noninterest earning assets:
    Cash and cash equivalents                          2,516
    Premises and equipment                             1,431
    Other nonearning assets                            1,534
                                                   ---------
        Total assets                               $ 112,264
                                                   =========

Interest-bearing liabilities:
    Certificates of deposit                        $  45,840        2,344        5.11
    Passbook, statement savings
     and club accounts                                39,425        1,204        3.05
    Demand, NOW and Super NOW
     accounts                                         11,742          259        2.21
    Money market accounts                              3,697          104        2.81
    Borrowings                                           695           32        4.60
                                                   ---------      -------
        Total interest-bearing liabilities           101,399        3,943        3.89
                                                                  -------
Noninterest-bearing liabilities:
    Other liabilities                                  1,011
    Shareholders' equity                               9,854
                                                   ---------
        Total liabilities and equity               $ 112,264
                                                   =========

    Net interest income                                           $ 3,643
                                                                  =======
    Interest rate spread                                                         3.18%
                                                                                 ====
    Net interest-earning assets                    $   5,834
                                                   =========
    Net yield on average interest-
      earning assets                                                             3.41%
                                                                                 ====
    Ratio of average interest-earning
      assets to average interest-
      bearing liabilities                                          105.31%
                                                                 ========

------------------

(1) Includes FHLB Stock.
(2) Net of deferred loan fees, loan premiums and discounts, loans in process and allowance for loan losses.

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. For each category, information is provided on changes attributable to changes in volume and changes in rate. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated proportionately based on the absolute value of the change due to volume and the change due to rate.


                                                      1996 vs. 1995                      1995 vs. 1994
                                                      -------------                      -------------

                                                        Increase                           Increase
                                                       (decrease)                         (decrease)
                                                         due to                             due to
                                                       ----------                         ----------
(Dollars in thousands)
                                              Volume      Rate       Total      Volume       Rate       Total
                                              ------      ----       -----      ------       ----       -----
Interest-earning assets:
    Loans receivable                          $  255     $ (162)    $   93     $    59     $   64     $   123
    Securities                                    79        (24)        55        (131)       368         237
    Other                                          4        (11)        (7)         76         43         119
                                              ------     ------     ------     -------     ------     -------

      Total interest-earning assets           $  338     $ (197)       141     $     4     $  475         479
                                              ------     ------     ------     -------     ------     -------

Interest-bearing liabilities:
    Certificates of deposits                     (18)        44         26         168        231         399
    Savings deposits                              (2)                   (2)       (121)        (6)       (127)
    Demand, NOW and Super NOW
      accounts                                    18        (11)         7           2         (1)          1
    Money market accounts                         (7)         9          2         (26)        (2)        (28)
    Borrowed funds                               238        (13)       225          66         17          83
                                              ------     ------     ------     -------     ------     -------

      Total interest-bearing liabilities      $  229     $   29        258     $    89     $  239         328
                                              ======     ======     ======     =======     ======     =======

Net interest income                                                $  (117)                           $   151
                                                                   =======                            =======

NET INTEREST INCOME

Net interest income is the largest component of Potters' net income and is affected by the interest rate environment and the volume and composition of interest sensitive assets and liabilities. Net interest income decreased $117,000, or 3.1%, during 1996 compared to 1995, due primarily to the increased use of FHLB advances in 1996, which generally bear higher interest rates than deposits, to finance loan purchases and a short-term growth strategy discussed in "Financial Condition". Also contributing to the decline in 1996 net interest income was a decline in the average yield of interest-earning assets somewhat offset by increasing average balances of loans and securities. Net interest income increased $151,000, or 4.1%, during 1995 compared to 1994. Increases in the average yields on loans, securities and short-term investments exceeded the increase in the cost of funds during 1995 and were largely responsible for the increase in net interest income.

Interest on loans receivable totaled $4.5 million for the twelve months ended December 31, 1996, compared to $4.4 million and $4.3 million for the comparable periods in 1995 and 1994, respectively. The $93,000 increase in loan interest income during 1996 resulted primarily from increased loan volume through originations and purchases, somewhat offset by a decline in the average yield. Payoffs of $3.4 million on nonresidential real estate loans located in Colorado, with a weighted average yield of 8.32%, negatively affected the yield on loans, but were consistent with management's strategy of reducing credit risk from out-of-state properties. The average balance of loans increased $2.9 million, to $52.9 million, during 1996, while the average yield decreased from 8.89% during 1995 to 8.57% during 1996. The $123,000 increase in loan interest income during 1995 compared to 1994 was attributable to increases in both the average balance of and average yield on loans.

Interest and dividends on securities and FHLB stock totaled $3.5 million for the twelve months ended December 31, 1996 compared to $3.4 million and $3.2 million for the comparable periods in 1995 and 1994, respectively. The $55,000 increase during 1996 compared to 1995 resulted primarily from significant purchases of agency securities available for sale during 1996 which increased the average balance by $1.5 million. The purchase of $10.0 million of such securities was part of the Company's short-term growth strategy employed during 1996. The yield on securities decreased to 6.32% during 1996 from 6.36% during 1995. The increase in securities income during 1995 compared to 1994 was due primarily to an increase in the average yield, from 5.69% during 1994 to 6.36% in 1995. Security yields increased during 1995 due to the maturity or sale of lower yielding securities and the subsequent purchase of higher yielding securities combined with the upward repricing of adjustable-rate mortgage-backed securities.

Interest on short-term investments declined $7,000 during 1996 compared to 1995, but increased $119,000 during 1995 compared to 1994. The average balance of short-term investments increased marginally during 1996 while the average yield decreased from 5.63% during 1995 to 5.32% during 1996. The average balance of other investments increased to $3.3 million during 1995, and average yields increased from 3.81% during 1994. The increase in the yield during 1995 was the result of the flattening of the yield curve which narrowed the spreads between short- and long-term investment instruments and increased short-term rates.

Interest paid on deposits for the years ended December 31, 1996 and 1995 totaled $4.2 million in each year, compared to $3.9 million in 1994. The marginal increase in deposit costs during 1996 compared to 1995 was primarily attributable to increased rates on certificates of deposit and an $827,000 increase in the average balance of demand and NOW accounts. The increase in 1995 compared to 1994 was a reflection of the interest rate environment and strong local competition for time deposits. The Company introduced a tiered interest rate pricing structure on certificates and selected checking and statement savings products during 1995 in order to reduce the impact of paying higher deposit rates and continued the pricing strategy during 1996. The average rate on deposits was 4.22% during 1996, compared to 4.20% during 1995 and 3.89% in 1994.

Interest on borrowings increased $225,000, to $340,000 for the year ended December 31, 1996, compared to $115,000 and $32,000 during 1995 and 1994, respectively. The increase during 1996 compared to 1995 was due primarily to a $4.1 million increase in the average balance of FHLB advances which were used to fund loan purchases and a short-term growth strategy employed during the year. Somewhat offsetting the increased expense due to volume was a decline in the average rate on FHLB advances to 5.83% during 1996 from 6.52% during 1995. The increase in interest expense on borrowed funds during 1995 compared to 1994 was due to the Company's use of certain borrowings to purchase investments, locking in positive spreads, and its participation in Community Investment and Affordable Housing Programs with the FHLB. Interest expense during 1995 was also impacted, to a lesser extent, by an increase in the average yield paid on FHLB advances, from 4.60% during 1994 to 6.52% in 1995.

ALLOWANCE AND PROVISION FOR LOAN LOSSES

The provision for loan losses was $249,000 during 1996, compared to $245,000 and $377,000 during 1995 and 1994, respectively. The marginally higher provision during 1996 compared to 1995 related to the extension of credit by Potters for an investment in equipment leases with the Bennett Group, a Syracuse, New York leasing corporation, and Bennett Leasing Corporation, a related entity. Potters learned late in the first quarter of 1996 that the Securities and Exchange Commission had commenced proceedings against Bennett Funding, charging fraud in connection with the sale of equipment leases. On March 29, 1996, the Bennett Group filed for protection from creditors under Chapter 11 of the federal bankruptcy laws.

Consistent with Potters' historically proactive approach to dealing with problem assets, $377,000 of the $754,000 equipment lease credits were charged off in the first quarter of 1996. An additional provision for loan losses of $188,500 was recorded in the first quarter of 1996. Potters ceased the accrual of interest on the remaining investment in March 1996. At December 31, 1996, the Bennett Group equipment lease credits totaled $365,000 and were included in nonperforming and impaired loans. A trustee appointed by the bankruptcy court continues the investigation into the activities of the Bennett

Group, and Potters' legal counsel has worked actively with the trustee. No payments have been received since the announcement of the bankruptcy.

The Court has ruled that the manner in which the Bennett Group equipment lease credits were documented and recorded was sufficient to perfect Potters' position in the loans as a secured creditor. It is anticipated that the Court will decide the Company's motion for relief from bankruptcy stay by mid- 1997, which if resolved in Potters' favor, would result in the resumption of lease payments. In January 1997, the trustee extended various settlement options to all financial institutions involved in the case. Because of the legal expenses involved in continuing with litigation and the expected length of the case, Potters' Board of Directors decided to accept one of the settlement options. The motions for settlement were heard and approved by the Court on February 27, 1997 subject to the approval of final settlement documents. At this time, no additional losses are anticipated on the Bennett Group equipment lease credits. However, no assurances can be given that additional losses will not be incurred or that additional provisions will not be required.

Potters has experienced continued improvement in asset quality over the last two years despite the addition of the Bennett Group equipment lease credits to nonperforming loans in 1996, with declining balances of nonperforming loans and net increases in the allowance for loan losses. The allowance for loan losses increased $390,000, or 17.4%, during 1996 due to provisions of $249,000 and net recoveries of $141,000. Charge-offs of $538,000 related primarily to the Bennett Group equipment leases and payoff discounts offered to two Colorado nonresidential borrowers. Recoveries of $679,000 were recorded during 1996, $647,000 of which involved the payoff of Colorado property loans which had previously been written down. The allowance increased $277,000, or 14.1%, during 1995 due to provisions of $245,000 and net recoveries of $32,000. During 1994, the allowance for loan losses increased $77,000, with provisions of $377,000 and net loan charge-offs of $300,000. Charge-offs during 1995 and 1994 related primarily to nonresidential real estate loans located in Colorado and mobile home loans.

As discussed in Note 1 to the consolidated financial statements, Potters adopted the provisions of SFAS Nos. 114, "Accounting by Creditors for Impairment of a Loan" and 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures," which require recognition of loan impairment. At December 31, 1996, impaired loans totaled $365,000 and consisted solely of the Bennett Group lease credits. The $193,000 impaired loan reported at December 31, 1995 was paid off during 1996. Management has incorporated the provisions of SFAS Nos. 114 and 118 into its analysis of the Company's allowance for loan losses. See "Asset Quality - Nonperforming Assets and Loan Loss Allowances".

NONINTEREST INCOME

Noninterest income increased $10,000, to $267,000 during 1996. As a result of an analysis of the existing fee structure on deposit and loan products and the implementation of several changes, deposit account fee income and other income have increased 11.0% and 22.7%, respectively, during 1996 compared to 1995. Somewhat offsetting the increase in 1996 was a net loss of $22,000 on foreclosed real estate operations due primarily to the payment of real estate taxes on foreclosed real estate which was sold during the year at a gain of $55,000. Also included in 1996 noninterest income were gains and losses on sales of loans and securities netting to zero during the year compared to $12,000 of gains on such sales during 1995. Noninterest income decreased $10,000, to $257,000, during 1995 compared to 1994 due primarily to an initial cash payment received by the Company during 1994 from the settlement of a lawsuit against a mobile home loan broker and servicing company somewhat offset by a net loss on foreclosed real estate operations of $3,000 during 1995 compared to a net loss of $60,000 during 1994.

NONINTEREST EXPENSE

Noninterest expense increased $711,000, to $3.7 million during 1996 compared to $3.0 million during 1995. The primary reason for the increase during 1996 compared to 1995 was the one-time $643,000 special assessment required by the FDIC to recapitalize the SAIF fund. As discussed above, this charge in 1996 will result in the reduction of future deposit insurance premiums. Exclusive of the special SAIF assessment, noninterest expense increased $68,000, or 2.3%, in 1996 compared to 1995.

Office occupancy expense increased $26,000 during 1996 due to increased depreciation expense from the new loan and deposit operations equipment and software installed in late 1995 and mid-1996, respectively, and increased expenses for maintenance of and improvements to Potters' offices. Other noninterest expense increased $123,000 as Potters worked toward its strategic commitments to invest in employee training and development, plus new product development. Included in other noninterest expense during 1996 were increased employee education expenses, higher automated teller machine ("ATM") expenses due to the installation of Potters' second ATM machine in late 1995 and set up costs relating to Potters' VISA Check Card program which will be initiated during 1997. Also increasing during 1996 compared to 1995 were advertising expense, franchise tax and data processing costs. Compensation and benefits expense decreased $28,000 during 1996 due primarily to larger deferrals of compensation costs related to increased loan originations during 1996, somewhat offset by normal salary adjustments. Included in 1996 noninterest expense was a net gain on the sale of foreclosed and repossessed property of $39,000 versus a net loss of $2,000 on such sales during 1995.

As part of management's ongoing process to contain costs, Potters recently announced that, effective March 31, 1997, branch operations at its East End Branch Office will be terminated. The East End Office has not been profitable for several years, and despite the addition of new loan and deposit products, and several attempts to increase lending operations at the branch, the activity level and deposit base has continued to decline. Due to the physical limitations of the building and the decline in activity, the Board of Directors and management believe that Potters can better serve all of its customers by consolidating its East End operations into its newly renovated Downtown Office. Management has also selected a location for the installation of an ATM in the East End.

In December 1996, the Company's Board of Directors approved a resolution terminating the Company's defined benefit pension plan. In October 1995, the Board of Directors approved ceasing the accumulation of future benefits to participants in the Company's defined benefit pension plan and pursuing the implementation of a 401(k) profit sharing plan in 1996. The termination decision required Potters to expense $67,000 in 1996, which represented the remaining prepaid pension costs which had been included in other assets. Ceasing the accumulation of future benefits during 1995 was considered a curtailment of the plan, resulting in a net loss of $74,000 in noninterest expense. Management and the Board of Directors of Potters believe that the combination of the Employee Stock Ownership Plan initiated in 1994, and a 401(k) plan implemented during 1996 will provide more competitive retirement benefits to its employees at a lower cost than the defined benefit plan. Nonrecurring professional fees are expected to be incurred upon terminating the pension plan in 1997.

Excluding $140,000 of gains on sales of foreclosed and repossessed assets during 1994 and $2,000 of losses on such sales for 1995, noninterest expenses declined $33,000 during 1995 compared to 1994. The reduction occurred despite increased expenses to support Potters' strategic priorities, which include upgraded technology, employee development and training, expanded product offerings and emphasis on the development of a stronger sales culture with improved customer service levels. Potters acquired an automated loan documentation and tracking system during 1995 and consolidated its downtown East Liverpool branch offices into one newly remodeled, full-service facility that is more efficient and convenient for the Company's customers. As a result of the Company's priorities, compensation and benefits, advertising and data processing expense increased, but were more than offset by a $108,000, or 42.7%, reduction in legal, professional and consulting fees and lower FDIC deposit insurance premiums during 1995 compared to 1994. Also contributing to the decrease in noninterest expense during 1995 was the absence of goodwill amortization, which arose from the 1982 acquisition of a thrift institution and which was completely amortized in mid-1994.

INCOME TAXES

The absence of a tax provision in 1995 and 1994 on income before tax of $829,000 and $665,000 in 1995 and 1994, respectively, resulted primarily from the reduction during such years, of the valuation allowance against deferred tax assets. The valuation allowance was reduced as it became more likely to be realized as the Company paid taxes and established a history of generating taxable income. As a result of the elimination of the valuation allowance as of December 31, 1995, Potters began to recognize income tax expense in 1996. Income tax expense during 1996 was $68,000, resulting primarily from the early termination of a life insurance policy during the year.

Legislation enacted in 1996 requires the recapture, over time, of a portion of the bad debt reserve previously deducted by Potters for income tax reporting purposes. Since deferred taxes have been recorded on those bad debt reserves, this recapture will not affect net income.

FINANCIAL CONDITION

Potters' total assets remained constant at $114.2 million at December 31, 1996 and 1995. The Company began to restructure its balance sheet during 1996 in accordance with its strategic focus and long-term goals of increasing interest income and the interest rate spread. Funds from loan repayments, the reduction in the held to maturity security portfolio, sales of securities available for sale and FHLB advances were used to originate loans, purchase one-to-four family real estate loans and fund deposit outflows.

Cash and cash equivalents decreased $6.6 million, from $11.2 million at December 31, 1995 to $4.6 million at December 31, 1996. Funds invested in short-term investment instruments at December 31, 1995, along with other sources, were used to purchase $13.7 million one-to-four family real estate loans located in northwestern and southwestern Ohio and increase local loan originations.

Securities available for sale remained virtually the same, totaling $10.9 million at December 31, 1996 compared to $11.0 million at December 31, 1995. Securities designated as available for sale are carried at their fair values, with resulting unrealized gains or losses added to or deducted from shareholders' equity, net of tax. The unrealized loss on securities available for sale increased from $42,000 at year-end 1995 to $144,000 at year-end 1996 due to a general rise in interest rates during 1996. The equity component, representing unrealized losses, net of tax, on securities available for sale increased from $23,000 at December 31, 1995, to $94,000 at December 31, 1996.

During 1996, purchases of $23.9 million in securities available for sale were offset by $13.2 million in sales and $10.6 million in calls and maturities. Purchases of fixed-rate securities totaling $10.0 million were part of a short-term leveraged growth strategy employed during 1996 financed by variable-rate FHLB advances. The growth strategy generated an average spread of 169 basis points over the period held, and was monitored at each quarterly interest rate reset of the FHLB advances when the transaction could be terminated. Due to an increase in interest rates during the fourth quarter, all of the transactions were terminated. The strategy added approximately $33,000 to net interest income during 1996.

At December 31, 1996, the Company's held-to-maturity securities portfolio totaled $31.9 million, a decrease of $6.2 million from $38.1 million at December 31, 1995. Held-to-maturity securities at December 31, 1996 consisted of $24.0 million of mortgage-backed securities and $7.9 million of other securities, primarily U.S. Government agencies. Purchases of $984,000 were offset by repayments, calls and maturities of $5.7 million. The provisions of SFAS No. 115 allow the sale of securities held to maturity if the security has paid down to 15% of the purchased principal balance. Mortgage-backed securities held to maturity meeting this criteria totaling $1.4 million were sold at a net gain of $2,000. These transactions are reported as maturities and facilitated the purchase of real estate loans.

Net loans receivable increased $12.6 million, from $49.9 million at December 31, 1995, to $62.5 million at December 31, 1996. Local loan originations and loan purchases during 1996 resulted in a net increase of $16.1 million, or 48.7%, in one-to-four family real estate loans. Loan purchases totaled $13.7 million and consisted of $12.3 million of adjustable-rate real estate loans and $1.4 million of fixed-rate real estate loans. A total of $2.9 million of such loan purchases were comprised of nonconforming real estate loans. The adjustable rate features of the majority of the loan purchases continued management's asset/liability strategy of controlling the Company's exposure to interest rate risk. Real estate loans secured by nonresidential property decreased $3.5 million, or 37.2%, during 1996 due primarily to payoffs of $3.4 million of nonresidential real estate loans located in Colorado. Consumer and other loans increased $253,000 during 1996 due primarily to increased home equity lines of credit and other consumer loans somewhat offset by the write-down of the Bennett Group lease credits and the continued paydown of the mobile home loan portfolio. Increased loan originations and purchases were part of the Company's focus on its strategic goals, and resulted in an increase in the ratio of loans-to-deposits from 50.5% at December 31, 1995, to 64.2% at December 31, 1996.

Total deposits decreased $1.4 million, or 1.4%, from $98.7 million at December 31, 1995, to $97.3 million at December 31, 1996. Net outflows of $1.2 million occurred in passbook and money market deposit products, and $1.9 million in certificates of deposit. Potters developed a full line of commercial checking account products in mid-1996 and a packaged checking account product for customers over 50 years of age in September 1996 which resulted in a net inflow of $1.8 million in demand, NOW and super NOW accounts. Strong competition for certificates of deposit in the local area continued to affect the cost of funds. The Asset and Liability Management Committee ("ALCO") continues to focus on strategies for reduced interest rate risk and responsible deposit management. The Company introduced tiered pricing during 1995, on the basis of amount of deposit, on its certificates and other selected products in order to mitigate somewhat the effect of rising deposit costs.

In accordance with its asset/liability policy, Potters does not match the highest rates offered on deposits by competitors. The Company continues to emphasize deposits from retail sources and, as a matter of policy, has no brokered deposit accounts.

Potters funded the change in its asset mix and deposit outflows during 1996 with loan and security maturities, calls and repayments, sales of securities available for sale, and with FHLB advances. At December 31, 1996, FHLB advances totaled $5.1 million compared to $3.0 million at December 31, 1995. During 1996, advances were used to finance loan purchases, the short-term growth strategy and cash management needs. A total of $15.6 million in FHLB advances was received during 1996, while repayments totaled $13.5 million.

Shareholders' equity decreased $613,000 during 1996 due primarily to a net loss of $61,000 for 1996, the purchase of 26,640 outstanding shares for $436,000, an increase of $71,000 in the unrealized loss, net of income tax, on securities available for sale and dividends paid of $130,000, or $.25 per share. A total of 5,661 common shares were issued during 1996 relating to the exercise of stock options, resulting in a $57,000 increase in shareholders' equity.

ASSET/LIABILITY MANAGEMENT

Asset/liability management is the process by which a company manages its exposure to changes in interest rates. The Company's goal in managing interest rate sensitivity is to maintain an appropriate balance between interest sensitive assets and liabilities in order to minimize the impact of volatility in market interest rates. The process is carried out through weekly meetings of the ALCO. The ALCO utilizes gap analysis, the net portfolio value ("NPV") approach and simulation modeling to aid in making decisions relating to pricing and the relative mix of interest rate sensitive assets and liabilities.

The measure of the difference between interest rate sensitive assets and liabilities that mature or reprice within a certain period of time is the Company's gap. Potters' one year interest rate sensitivity gap at December 31, 1996 was a negative 49.7% of interest-earning assets. A negative gap indicates that the Company's interest-bearing liabilities which reprice or mature within a given time period exceed the amount of interest-earning assets maturing or repricing within the same period. In a rising interest rate environment, an institution with a negative interest rate sensitivity gap, such as Potters, will experience greater increases in the cost of its liabilities than in the yield on its assets. Conversely, in an environment of falling rates, the Company's cost of funds will generally decrease more rapidly than the yield on its assets. Changes in interest rates generally will have the opposite effect on an institution with a positive interest rate sensitivity gap.

The Company's negative one year gap increased to a negative 49.7% at December 31, 1996 from a negative 33.3% of interest-earning assets at December 31, 1995. The change in the Company's gap position during 1996 was due primarily to the decline in short-term investments and the deployment of those funds into loans. Significant increases occurred in both fixed- and adjustable-rate loans. The increase in transaction accounts and FHLB advances due within one year also contributed to the increase in the negative gap position.

The following table summarizes the Company's interest rate sensitive assets and liabilities at December 31, 1996. Except as stated below, the amount of assets and liabilities shown which reprice or mature in a period were determined in accordance with the contractual terms of the asset or liability. No estimate was made of fixed-rate loan or mortgage-backed security amortization or prepayments. This table does not necessarily indicate the impact of general interest rate movements on Potters' net interest income because the repricing of certain categories of assets and liabilities is subject to the interest rate environment, competition and other factors beyond Potters' control. As a result, certain assets and liabilities may in fact mature or reprice at different times and in different volumes than indicated.

                                              Within          Over            Over           Over
                                             One Year       1-3 Years      3-5 Years       5 Years            Total
                                            ---------       --------       --------        --------          --------
                                                                   (Dollars in thousands)
Interest-earning assets:

Fixed-rate real estate loans                $     520       $    361       $    500        $ 26,434          $ 27,815
Variable-rate real estate loans                13,775          8,800          2,981           3,646            29,202
                                            ---------       --------       --------        --------          --------
Total real estate loans                        14,295          9,161          3,481          30,080            57,017
                                            ---------       --------       --------        --------          --------

Commercial loans and
  unsecured lines of credit                       943            288             85                             1,316
Consumer and other loans                        3,637            701          1,671           1,103             7,112
Securities available for sale                   1,524          1,288          6,118           1,948            10,878
Securities held to maturity                     8,707          5,381          1,045          16,780            31,913
Other (1)                                         209                                                             209
                                            ---------       --------       --------        --------          --------
Total interest-earning assets                  29,316         16,819         12,400          49,910           108,445
                                            ---------       --------       --------        --------          --------

Interest-bearing liabilities:
Savings deposits and
  Christmas clubs (2)                          34,345                                                          34,345
Demand, NOW and Super NOW                      13,509                                                          13,509
Money market demand accounts                    1,978                                                           1,978
Certificates                                   26,561         11,626          9,264                            47,451
FHLB advances                                   3,830          1,255                                            5,085
                                            ---------       --------       --------        --------          --------
Total interest-bearing liabilities             80,223         12,881          9,264                           102,368
                                            ---------       --------       --------        --------          --------

Interest-earning assets less


  interest-bearing liabilities              $ (50,907)      $  3,938       $  3,136        $ 49,910          $  6,077
                                            =========       ========       ========        ========          ========

Cumulative interest-rate
  sensitivity gap                         $   (50,907)      $(46,969)      $(43,833)       $  6,077

Cumulative interest-rate gap
  as a percentage of interest-
  earning assets                               (49.73)%       (45.88)%       (42.82)%         5.94%


-----------------------------------

(1) Includes interest-bearing deposits, federal funds sold and cash management accounts.
(2) While management may reprice savings accounts at its discretion and such accounts are therefore included in the amount to be repriced within one year, these accounts generally reprice in lesser increments than do other interest-earning assets and interest-bearing liabilities.

Interest rate risk is also monitored through the NPV approach, which is the difference between the present value of expected cash flows from assets, and the present value of expected cash flows from liabilities and off-balance sheet contracts under various interest rate scenarios. Office of Thrift Supervision ("OTS") regulations define a normal level of interest rate risk, based on a 200 basis point change (100 basis points equals 1%) in interest rates, as a decrease in the NPV of no more than two percent of the present value of its assets.

Presented below, as of December 31, 1996 and 1995, is an analysis of Potters' interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in yield curve in 100 basis point increments up and down 400 basis points and compared to current policy limits of the Board of Directors. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. In a rising rate environment, fixed-rate loans decline in market value because of the rise in rate and slowing prepayments. The Company does not experience a rise in market value for such loans in a declining rate environment because borrowers will prepay at relatively faster rates. OTS assumptions are used in calculating the amounts in this table.

                                              At December 31, 1996          At December 31, 1995
Change in                                     --------------------          --------------------
Interest Rate            Board Limit         $ change       % change       $ change       % change
(Basis Points)           % Change             in NPV          in NPV        in NPV         in NPV
--------------           --------             ------           ------        ------          ------
                                          (Dollars in thousands)

       +400                 (40)%           $  (3,979)         (30)%         $  (1,901)         (14)%
       +300                 (30)               (2,787)         (21)             (1,237)          (9)
       +200                 (20)               (1,667)         (13)               (657)          (5)
       +100                 (10)                 (702)          (5)               (221)          (2)
          0                   0                     0            0                   0            0
       -100                 (10)                  381            3                 436            3
       -200                 (20)                  695            5                 937            7
       -300                 (30)                1,132            9               1,534           12
       -400                 (40)                1,898           14               2,413           18

At December 31, 1996, Potters' base case NPV ratio was 11.17% compared to 11.36% at December 31, 1995. After an assumed 200 basis point increase in interest rates, the December 31, 1996 NPV ratio declined to 10.01% compared to 10.99% at December 31, 1995. The Company's change in NPV as a percentage of the present value of its assets increased from (.56)% at December 31, 1995 to (1.41)% at December 31, 1996. The increase which has occurred in the Company's exposure to interest rate risk was caused primarily from shifting short-term investment instruments to loans during 1996.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the NPV approach. Certain assets and liabilities with similar characteristics may react in different degrees to changes in market interest rates. In addition, the interest rates on certain assets and liabilities may fluctuate in advance, or lag behind, changes in market interest rates. A change in interest rates can also invalidate the prepayment and other assumptions used in NPV calculations.

OTS regulations specifying an interest rate risk component to the calculation of risk-based capital required financial institutions exceeding the normal interest rate exposure as defined by the OTS to take a deduction from the total capital available to meet the risk-based capital requirement. The effective date of this regulation has been indefinitely delayed. If and when the regulation is enacted, Potters' asset and risk-based capital levels make the OTS regulation not applicable to the Company.

Net interest income is analyzed under various interest rate scenarios using simulation modeling and limits set for maximum allowable percentage changes in net interest income under each scenario. The Board of Directors approves and monitors the Company's compliance with its interest rate risk management policy on a quarterly basis.

ASSET QUALITY

Nonperforming Assets and Loan Loss Allowances: Nonperforming assets are loans and other assets on which the recognition or receipt of income has been restricted or suspended. Nonperforming assets consist of nonaccrual loans, accruing loans which are delinquent 90 days or more, restructured loans, real estate acquired by foreclosure or deed-in-lieu thereof and repossessed assets.

The following table sets forth the amounts and categories of Potters' nonperforming assets. Loans are placed on nonaccrual status when the collection of principal and/or interest becomes doubtful. Foreclosed assets include assets acquired in settlement of loans and in-substance foreclosures.

                                          ..............December 31,............
                                             1996           1995           1994
                                                  (Dollars in thousands)
Nonaccrual loans:
      One-to-four family real estate      $    127       $    126       $     35
      Nonresidential real estate                              193            363
      Consumer and other                       500             53             80
                                          --------       --------       --------
         Total                                 627            372            478

Restructured loans:
      Nonresidential real estate             1,101          2,066          2,116
                                          --------       --------       --------
         Total nonperforming loans           1,728          2,438          2,594

Foreclosed and repossessed assets:
      Nonresidential real estate                               85
      Consumer and other                                                      31
                                          --------       --------       --------
         Total                                                 85             31
                                          --------       --------       --------

Total nonperforming assets                $  1,728       $  2,523       $  2,625
                                          ========       ========       ========

Total assets                              $114,172       $114,242       $110,910

Total nonperforming assets as
  a percent of total assets                   1.51%          2.21%          2.37%

Allowance for loan losses                 $  2,630       $  2,240       $  1,963

Allowance as a percentage of
  nonperforming loans                       152.20%         91.88%         75.67%


Nonaccrual Loans: A loan is generally placed on nonaccrual status when it is 90 days past due. At that time, previously accrued but unpaid interest is deducted from interest income. Nonaccrual loans increased $255,000 during 1996, primarily from the inclusion of the Bennett Group equipment lease credits, but declined $106,000 during 1995. At December 31, 1996, 1995 and 1994, nonaccrual loans as a percentage of gross loans totaled .96%, .71% and .91%, respectively. Nonaccrual loans include impaired loans. A loan is considered impaired when it is probable that all principal and interest will not be collected according to the terms of the loan contract. Included in consumer and other nonaccrual loans at December 31, 1996 were impaired loans totaling $365,000 which consisted of the Bennett Group equipment lease credits.

Restructured Loans: Restructured loans are those which have been renegotiated at concessionary terms as a result of the borrowers' financial condition. At year-end 1995 and 1994, restructured loans were comprised of four nonresidential real estate loans located in the State of Colorado. During 1996, one of the loans was repaid and another was removed from the restructured category due to the collateral value, interest rate and the history of repayment on the loan. As a result, restructured loans declined $965,000 during 1996 and totaled $1.1 million at December 31, 1996. As of December 31, 1996, both of the remaining restructured loans had reverted back to the terms and conditions of the original loan contract.

Foreclosed and Repossessed Assets: Foreclosed and repossessed assets totaled $85,000 at December 31, 1995. The $85,000 asset was sold during 1996 at a gain of $55,000, while mobile home loan repossessions and sales during 1996 resulted in losses of $16,000. As of December 31, 1996, Potters had no foreclosed or repossessed assets.

Allowance for Loan Losses: Potters maintains an allowance for loan losses in an amount which, in management's judgment, is adequate to absorb reasonably foreseeable future losses inherent in the loan portfolio. The allowance is available to absorb credit losses from any loans, including nonperforming loans, and a portion of the allowance is allocated to each major loan type. Management determines the adequacy of the allowance for credit losses by reviewing the changes in the financial condition or operating results of borrowers, economic conditions and business trends. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including future economic, regulatory and other conditions beyond Potters' control. The provision for loan losses is the amount periodically charged to earnings and added to the allowance for loan losses. The amount of the provision is based on management's regular review of the loan portfolio considering such factors as historical loss experience, the amount of nonperforming and delinquent loans, changes in the size and composition of the loan portfolio, and specific borrower considerations such as the ability of the borrower to repay the loan and the estimated value of the underlying collateral. See Note 3 to Consolidated Financial Statements for activity with respect to the allowance for loan losses.

Potential Problem Assets: Potters has identified $237,000 of real estate loans at December 31, 1996, which do not meet the criteria of nonperforming loans but where information about credit or other problems creates doubts as to the ultimate collectibility of the loan. The loans included in the above figure are generally current as to contractually required payments but information exists regarding possible credit or other problems of borrowers which causes management concerns as to the ability of such borrowers to comply with the present loan repayment terms.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity refers to the ability of Potters to generate sufficient cash to fund current loan demand, meet deposit withdrawals and pay operating expenses. Liquidity is influenced by financial market conditions, fluctuations in interest rates, general economic conditions and regulatory requirements. Potters' liquid assets, primarily represented by cash equivalents and interest-bearing deposits in other financial institutions, are a result of operating, investing and financing activities. These activities are summarized below for the years ended December 31, 1996 and 1995:

                                             Years ended December 31,
                                             ------------------------
                                               1996           1995
                                               ----           ----
                                                 (In thousands)

Net income                                   $    (61)     $   829
Adjustments to reconcile net income
  to net cash from operating activities           602          189
                                             --------      -------
Net cash from operating activities                541        1,018

Net cash from investing activities             (6,946)       5,404
Net cash from financing activities               (240)       1,770
                                             --------      -------
Net change in cash and cash equivalents        (6,645)       8,192

Cash and cash equivalents at the
  beginning of the year                        11,230        3,038
                                             --------      -------

Cash and cash equivalents at the end of
  the year                                   $  4,585      $11,230
                                             ========      =======

The adjustments to reconcile net income to net cash from operating activities consists mainly of the provisions for losses, depreciation and amortization and changes in accrued income and expense. Significant components of cash flows from investment activities during 1996 were $23.9 million of purchases, $13.2 million in sales of securities available for sale and calls and maturities totaling $10.6 million. In addition, during 1996, there were $13.7 million in real estate loan purchases and sales, repayments and calls of securities held to maturity of $7.1 million. During 1995, investment activities included purchases of $4.3 million of securities available for sale and $3.3 million of securities held to maturity which were offset by $3.4 million in sales and $9.9 million in calls and maturities of such securities.

Financing activity included net outflows in deposits of $1.4 million during 1996 compared to $1.3 million during 1995. During 1996, proceeds from FHLB advances totaled $15.6 million while repayments of such advances totaled $13.5 million. During 1995, $4.1 million of FHLB advances were received, $1.1 million of which were repaid.

Potters' normal, recurring sources of funds are primarily customer deposits, investment securities available for sale, maturities, calls and repayments of securities held to maturity, loan repayments and other funds provided by operations. Potters has the ability to borrow from the FHLB when needed as a secondary source of liquidity. Potters maintains investments in liquid assets based upon management's assessment of the need for funds, expected deposit flows, the yields available on short-term liquid assets, and the objectives of Potters' asset/liability management program. Potters is required under federal regulation to maintain an average daily balance of liquid assets (generally including cash, deposits in other financial institutions, and qualifying U.S. government securities) at a minimum of 5% of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. During December 1996, Potters' average regulatory liquidity ratio was 15.58%. At that date, Potters had commitments to originate loans and unused credit lines totaling $4.2 million. Management considers Potters' liquidity and capital reserves sufficient to fund its outstanding short- and long-term needs on a timely basis. Potters has sufficient cash flow and borrowing capacity to fund all outstanding commitments and to maintain desired levels of liquidity.

At December 31, 1996, Potters capital was in excess of all capital requirements set forth by regulation for all federally insured savings institutions. Note 16 of the consolidated financial statements sets forth information with respect to Potters' regulatory capital and the corresponding regulatory capital requirements applicable to thrift institutions.

FAIR VALUES OF FINANCIAL INSTRUMENTS

The Company disclosed the estimated fair values and related carrying values of its financial instruments at December 31, 1996 and 1995 in Note 17 of the consolidated financial statements. The difference between the carrying values and the estimated fair values of the Company's financial instruments is primarily a function of the interest rate environment and the characteristics of the financial instruments.

The estimated fair value of loans receivable represented 98.9% and 100.4% of the carrying values at December 31, 1996 and 1995, respectively, while the fair value of securities represented 98.9% and 99.5% of the carrying values at the same date. At December 31, 1996 and 1995, the estimated fair value of deposits was 100.1% and 100.2%, respectively, of its carrying value.

BAD DEBT RESERVE RECAPTURE

On August 20, 1996, President Clinton signed into law the Small Business Jobs Protection Act of 1996. The new law eliminates the percent-of-taxable-income method for computing additions to the tax bad debt reserves for all thrifts for tax years beginning after December 31, 1995. The new rules also require that thrift institutions recapture all or a portion of their tax bad debt reserves added since their base year (the last taxable year beginning before January 1, 1998). Because Potters has average total assets of less than $500 million, it is considered a small bank and is permitted to maintain the greater of the reserves for bad debts as of the base year or the 1995 reserve balance for bad debts allowable under the experience method. Any excess of the 1995 reserve balances over the greater of the reserve balances must be recaptured into income ratably over six years, although a two-year delay may be permitted for institutions meeting a residential mortgage loan origination test. Prospectively, small institutions such as Potters will use the experience method for deducting bad debts for tax purposes. The unrecaptured base year reserves will not be subject to recapture as long as the institution continues to carry on the business of banking. Likewise, if an institution is acquired via a merger by another financial institution, no recapture of base year reserves will result as long as the acquiring institution continues with the business of banking. However, if an institution ceases to qualify as a bank or converts to a credit union, the base year reserves must be recaptured in accordance with previous law. This recapture would not be material for Potters, because it has used the experience method of calculating its bad debt deductions in recent years, which is the same method used by banks. In 1995 and 1996, Potters' bad debt deduction was based on a percentage of taxable income, for which a deferred tax liability has been recognized. As a result, the recapture of the bad debt reserve will not impact future net income.

IMPACT OF INFLATION AND CHANGING PRICES

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

Unlike most industrial companies, virtually all of the assets and liabilities of Potters are monetary in nature. As a result, interest rates have a more significant impact on Potters' performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, was issued by the Financial Accounting Standards Board in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It is effective for some transactions in 1997 and others in 1998. Management does not anticipate that it will have a material impact on Potters' financial statements.